SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 6, 2011

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F...X...    Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .......   No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01):

Exhibit	Document

1.1
U.S. Distribution Agreement dated as of June 6, 2011 with respect to Medium-Term Notes, Series A among Lloyds TSB Bank plc, Lloyds Banking Group plc and Selling Agents listed on the signature pages therein

4.1	First Supplemental Indenture dated as of June 6, 2011 among Lloyds TSB Bank plc, Lloyds Banking Group plc and The Bank of New York Mellon, acting through its London Branch

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ Simon White
	Name:	Simon White
	Title:	Head of Senior Issuance

June 6, 2011

Exhibit 1.1

LLOYDS TSB BANK PLC
LLOYDS BANKING GROUP PLC

Medium-Term Notes, Series A

U.S. Distribution Agreement

June 6, 2011

To the Selling Agents listed on the signature pages hereof
and each person that shall have become a Selling Agent
as provided in Section 3(f) hereof:

Ladies and Gentlemen:

Lloyds TSB Bank plc, a public limited company incorporated and registered in England and Wales, United Kingdom (the “Issuer”), and Lloyds Banking Group plc, a public limited company incorporated and registered in Scotland, United Kingdom (the “Guarantor”) each confirms its agreement with each of you (each, a “Selling Agent”, and collectively, the “Selling Agents”, which term shall include any additional agents appointed pursuant to Section 3(f) hereof) with respect to the issue and sale from time to time (each, an “offering”) by the Issuer of its senior notes designated as Medium-Term Notes, Series A (the “Senior Notes”) and its subordinated notes designated as Medium-Term Notes, Series A (the “Subordinated Notes”, and together with the Senior Notes, the “Notes”).

The Senior Notes will be issued as senior unsecured indebtedness of the Issuer pursuant to a senior debt securities indenture, dated as of January 21, 2011, among the Issuer, the Guarantor, and The Bank of New York Mellon, as trustee (the “Trustee”) as supplemented by the first supplemental indenture dated as of June 6, 2011, among the Issuer, the Guarantor and the Trustee (as amended or modified from time to time, the “Senior Indenture”).

The Subordinated Notes will be issued as subordinated unsecured indebtedness of the Issuer pursuant to a subordinated debt securities indenture, to be entered into among the Issuer, the Guarantor and the Trustee prior to the issuance of Subordinated Notes (as amended or modified from time to time, the “Subordinated Indenture”, and together with the Senior Indenture, the “Indentures” and each an “Indenture”).

The Notes will be entitled to the benefit of a full and unconditional guarantee (the “Guarantee”) by the Guarantor as set forth in the Senior Indenture or the Subordinated Indenture, as applicable, pursuant to which the Guarantor will guarantee the obligations of the Issuer under the Notes.

The Notes will have the maturities, interest rates, redemption provisions, if any, and other terms as set forth in supplements to the Prospectus referred to below and in Term Sheets (as defined below).

On the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, you agree, upon such appointment, to use reasonable efforts to solicit and receive offers to purchase Notes upon terms acceptable to the Issuer at such times and in such amounts as the Issuer shall from time to time specify.  In addition, you may also purchase Notes as principal pursuant to the terms of a terms agreement relating to such sale in accordance with the provisions of Section 3(b) hereof.

The Issuer and the Guarantor have prepared and filed with the Securities and Exchange Commission (the “Commission”) an “automatic shelf registration statement” as defined under Rule 405 under the U.S. Securities Act of 1933, as amended (the “1933 Act”), including post-effective amendment No. 1 thereto (Registration Statement Nos. 333-167844 and 333-167844-01), including a prospectus, relating to the Notes and the Guarantee, in accordance with the provisions of the 1933 Act, and the rules and regulations of the Commission thereunder (the “1933 Act Regulations”). Such registration statement, including the exhibits thereto, as amended or supplemented from time to time, is hereinafter referred to as the “Registration Statement”. The Issuer and the Guarantor have filed with the Commission pursuant to Rule 424 under the 1933 Act, a prospectus dated December 22, 2010 that describes certain terms of the Notes and the Guarantee, which is hereinafter referred to as the “Base Prospectus.”

The Issuer and the Guarantor have filed with the Commission pursuant to Rule 424 under the 1933 Act a supplement to the Base Prospectus dated June 6, 2011 that describes certain terms of the Notes and the Guarantee, which is hereinafter referred to as the “Prospectus Supplement.”  The Issuer and the Guarantor propose to file with the Commission from time to time, pursuant to Rule 424 under the 1933 Act further supplements to the Base Prospectus that will describe specific terms of the Notes and the Guarantee. The term “Preliminary Prospectus” means the Base Prospectus, together with the Prospectus Supplement, any product supplement, any underlying supplement and any preliminary pricing supplement specifically relating to a particular offering of Notes and the Guarantee as filed with, or transmitted for filing to, the Commission pursuant to Rule 424 under the 1933 Act. The term “Prospectus” means the Base Prospectus together with the Prospectus Supplement, any product supplement, any underlying supplement and the final pricing supplement or supplements specifically relating to a particular offering of Notes and the Guarantee, as filed with, or transmitted for filing to, the Commission pursuant to Rule 424. As used herein, the terms “Base Prospectus,” “Prospectus Supplement,” “Preliminary Prospectus,” “Disclosure Package” (as defined below) and “Prospectus” shall include in each case the documents, if any, incorporated by reference therein.

With respect to an issuance of Notes through you, the term “free writing prospectus” has the meaning set forth in Rule 405 under the 1933 Act (which term includes, without limitation, any written information furnished to the Commission by the Issuer or the Guarantor and not incorporated by reference into the Registration Statement and any press release issued by the Issuer)  prepared by or on behalf of the Issuer and the term “Permitted Free Writing Prospectus” means (i) a free writing prospectus that includes no “issuer information” (as defined in Rule 433(h)(2) under the 1933 Act) that was not included in a previously filed free writing prospectus or in the Prospectus, (ii) a free writing prospectus prepared in the form of a term sheet or preliminary pricing supplement with respect to such Notes (a “Term Sheet”) reviewed and approved by the Issuer in advance in writing, or (iii) any issuer or underwriter free writing prospectus approved by the Issuer in advance in writing. “Disclosure Package” in connection with

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an offering means the Preliminary Prospectus together with each Permitted Free Writing Prospectus, if any. “Applicable Time” as used herein shall occur immediately after the time and date when the relevant Selling Agent(s) first convey(s) to purchasers the final pricing terms for an issue of Notes set forth in the Term Sheet for such issue. The terms “supplement,” “amendment” and “amend” as used herein shall include all documents deemed to be incorporated by reference that are filed subsequent to the date of the Base Prospectus by the Issuer and the Guarantor with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”).

1.  Representations and Warranties of the Issuer and the Guarantor. Each of the Issuer and the Guarantor represents and warrants to and agrees with you (i) as of the Commencement Date (as defined in Section 3(d)), (ii) as of each date on which the Issuer accepts an offer to purchase Notes (including any purchase by you as principal pursuant to a Terms Agreement), (iii) as of the date the Issuer issues and delivers Notes to you, and (iv) as of any time that the Registration Statement or Prospectus shall be amended or supplemented (each of the times referenced above is referred to herein as a “Representation Time”), as follows, it being understood that such representations, warranties and agreements relate to the Registration Statement and the Prospectus, each as amended or supplemented to each such date:

(a)  An “automatic shelf registration statement” (as defined in Rule 405 under the 1933 Act ) on Form F-3 in respect of the Notes (File Nos. 333-167844 and 333-167844-01), and any post-effective amendment thereto required to be filed with the Commission, (i) has been prepared by the Issuer and the Guarantor in conformity with the requirements of the 1933 Act Regulations, (ii) has been filed with the Commission under the 1933 Act not earlier than the date that is three years prior to the date hereof and (iii) upon its filing with the Commission, automatically became and is effective under the 1933 Act.

(b)  The Commission has not issued any order preventing or suspending the effectiveness of the Registration Statement or any part thereof or preventing or suspending the use of any Preliminary Prospectus, Disclosure Package, Permitted Free Writing Prospectus, or the Prospectus; and no proceeding for any such purpose or pursuant to Section 8A of the 1933 Act against the Issuer or the Guarantor or related to the offering has been, to the Issuer’s and the Guarantor’s knowledge, instituted or threatened by the Commission.  The Commission has not issued any order directed to any document incorporated by reference in the most recent Preliminary Prospectus, if any, or the Prospectus, and, to the Issuer’s and the Guarantor’s knowledge, no proceeding has been instituted or threatened by the Commission with respect to any document incorporated by reference in the most recent Preliminary Prospectus, if any, or the Prospectus.  The Commission has not notified the Issuer or the Guarantor of any objection to the use of such Registration Statement or any post effective amendment thereto.

(c)  The Guarantor has been, and continues to be, a “well-known seasoned issuer” (as defined in Rule 405 of the 1933 Act Regulations) and neither the Issuer nor the Guarantor has been, or continues to be, an “ineligible issuer” (as defined in Rule 405 of the 1933 Act Regulations), in each case at all times relevant under the 1933 Act in connection with the offering of the Notes.

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(d)  The Registration Statement conformed on the date on which it became effective and conforms, and any amendment to the Registration Statement filed after the date hereof will conform, in all material respects to the requirements of the 1933 Act and the 1933 Act Regulations.  The Preliminary Prospectus, if any, conforms, and the Prospectus, and any amendment or supplement thereto, will conform, in all material respects to the requirements of the 1933 Act and the 1933 Act Regulations when they become effective or are filed with the Commission.  The documents incorporated by reference in the Registration Statement, Disclosure Package and the Preliminary Prospectus, if any, or the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the 1933 Act or the 1934 Act, or with the Trust Indenture Act (as defined below), as applicable, and the 1933 Act Regulations, and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform, in all material respects to the requirements of the 1933 Act or the 1934 Act, as applicable, and the 1933 Act Regulations; provided, however, that the representations and warranties in this subsection shall not apply to that part of the Registration Statement that constitutes the Statement of Eligibility (the “Form T-1”) under the U.S. Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), of the Trustee.

(e)  The Registration Statement did not, as of the date on which it became effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that no representation or warranty is made as to information contained in or omitted from the Registration Statement in reliance upon and in conformity with written information furnished to the Issuer or the Guarantor by or on behalf of any Selling Agent specifically for inclusion therein.

(f)  The Disclosure Package did not, at the Applicable Time, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and no Permitted Free Writing Prospectus conflicts with the Prospectus or Registration Statement; provided, however, that no representation or warranty is made as to information contained in or omitted from the Disclosure Package in reliance upon and in conformity with written information furnished to the Issuer or the Guarantor by or on behalf of any Selling Agent specifically for inclusion therein.

(g)  The Prospectus, and any amendment or supplement thereto, as of its date did not, and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made as to information contained in or omitted from the Prospectus in reliance upon and in conformity with written information furnished to the Issuer or the Guarantor by or on behalf of any Selling Agent specifically for inclusion therein; provided, further that the representations and warranties in this subsection shall not apply to the Form T-1 of the Trustee.

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(h)  Since the respective dates as of which information is given in the Registration Statement, the Disclosure Package and the Prospectus, except as otherwise set forth or contemplated therein, there has been no material adverse change in the condition, financial or otherwise, or in the results of operations of the Issuer, the Guarantor and their subsidiaries considered together as one enterprise (“Material Adverse Change”).

(i)  The Issuer and the Guarantor have (i) been duly incorporated in and are validly registered under the laws of England and Wales, and Scotland, respectively; (ii) the requisite corporate power and authority to execute and deliver this Agreement, any Terms Agreement (as hereinafter defined) and each Indenture and to issue the Notes or the Guarantee, as applicable, and, in each case, to perform its obligations hereunder and thereunder; (iii) the corporate power and authority to conduct their respective businesses through their respective subsidiaries as described in the Disclosure Package and the Prospectus; and (iv) duly authorized, executed and delivered this Agreement and any applicable Terms Agreement, and, assuming due authorization, execution and delivery by you (or, in the case of the Terms Agreement, the applicable Selling Agents)  this Agreement and such Terms Agreement constitute the valid and legally binding agreement of the Issuer and the Guarantor, enforceable in accordance with their terms, except as rights to indemnity or contribution, which may be limited by applicable law and subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles.

(j)  Each Indenture has been duly qualified under the Trust Indenture Act and has been or will be duly authorized, executed and delivered by each of the Issuer and the Guarantor prior to the issuance of the relevant Notes and, assuming due authorization, execution and delivery by the Trustee, constitutes a valid and legally binding obligation of the Issuer and the Guarantor, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles.

(k)     The forms of the Notes and the Guarantee have been duly authorized and established in conformity with the provisions of the applicable Indenture and, when the Notes have been executed and authenticated and the Guarantee endorsed thereon in accordance with the provisions of the applicable Indenture and delivered to and duly paid for by the purchasers thereof, (i) the Notes will be entitled to the benefits of the applicable Indenture and will be valid and binding obligations of the Issuer and (ii) the Guarantee will be entitled to the benefits of the applicable Indenture and will be a valid and binding obligation of the Guarantor, each enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles.

(l)  Each Indenture, the Notes and the Guarantee will conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Prospectus.

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(m)    All consents, approvals, authorizations, orders and decrees of any court or governmental agency or body of the United States or the United Kingdom having jurisdiction over the Issuer or the Guarantor required for the consummation by the Issuer or the Guarantor of the transactions contemplated by this Agreement or any applicable Terms Agreement or to permit the Issuer or the Guarantor to effect interest payments in U.S. dollars on the Notes in accordance with the terms of the applicable Indenture have been obtained and are in full force and effect, except as may be required by U.S. state securities laws (the “Blue Sky laws”).

(n)  The execution, delivery and performance of this Agreement and any applicable Terms Agreement and the applicable Indenture, the issuance, authentication, sale and delivery of the Notes and the Guarantee and the compliance by the Issuer and the Guarantor with the respective terms thereof, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in a breach under any agreement or instrument to which the Issuer or the Guarantor is a party or by which the Issuer or the Guarantor is bound that is material to the Issuer or the Guarantor and their subsidiaries, taken as a whole, nor will such action result in any violation of (1) the provisions of the Memorandum and Articles of Association of the Issuer or the Guarantor or (2) any statute or any order, filing, rule or regulation of any United States, English or Scottish court or governmental agency or regulatory body having jurisdiction over the Issuer or the Guarantor except for any such violation in (2) above that would not, individually or in the aggregate, have a material adverse effect on the condition, financial or otherwise, or on the results of operations or the business of the Issuer, the Guarantor and any of their subsidiaries, together considered as one enterprise.

(o)  Neither the Issuer nor the Guarantor is, nor after giving effect to the offer and sales of the Notes and application of the proceeds thereof as described in the Prospectus and the Disclosure Package will be, required to register as an “investment company,” as defined in the Investment Company Act of 1940, as amended.

(p)  There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Issuer or the Guarantor, threatened against or affecting the Issuer or the Guarantor or any subsidiary, which is required to be disclosed in the Disclosure Package and Prospectus (other than as disclosed therein).

(q)  None of the Issuer or the Guarantor or, to the knowledge of the Issuer or the Guarantor, any director, officer, agent, employee or affiliate of the Issuer or the Guarantor is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or any similar sanctions imposed by the European Union, the United Nations or any other body, governmental or other, to which the Issuer or the Guarantor or any of their respective affiliates is subject; and the Notes are not being issued for the purpose of funding any operations in, financing any investment or activities in or making any payments to any country or to any person targeted by any U.S. sanctions administered by OFAC.

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(r)  Except as disclosed in the Disclosure Package and the Prospectus, neither the Issuer, the Guarantor nor any of their respective subsidiaries or, to the knowledge of the Issuer, the Guarantor or each of their respective subsidiaries, any director, officer, agent, employee or other person associated with or acting on behalf of the Issuer, the Guarantor or any of their respective subsidiaries, is aware of or has taken any action, directly or indirectly, that could result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations thereunder (the “FCPA”) (including, without limitation, making use of the mail or any means or instrument of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political office, in contravention of the FCPA), the U.K. Bribery Act 2010 or any similar law or regulation, to which the Issuer, the Guarantor, any subsidiary thereof, any director, officer, agent, employee of the Issuer or the Guarantor or any subsidiary thereof may be subject.  The Issuer, the Guarantor and each subsidiary thereof have conducted their businesses in compliance with the FCPA, the U.K. Bribery Act 2010 and any applicable similar law or regulation and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(s)  The operations of the Issuer, the Guarantor and their respective subsidiaries are and have been conducted at all times in material compliance with the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Issuer, the Guarantor and their respective subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Issuer, the Guarantor or their respective subsidiaries, threatened.

Notwithstanding the foregoing, it is understood and agreed that the representations and warranties set forth in Section 1(d), 1(e), 1(f), 1(g), 1(k) (except as to due authorization of the Notes and the Guarantee) and 1(n), with respect to any Notes the payments of principal or interest on which, or any other payments with respect to which, will be determined by reference to one or more currency exchange rates, commodity prices, securities of entities unaffiliated with either the Issuer or the Guarantor, baskets of such securities, equity indices or other factors, shall be deemed not to address the application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission.

2.  Representations and Warranties of Selling Agents. Each of the Selling Agents represents and warrants to and agrees with the Issuer and the Guarantor, as of each date on which you solicit offers to purchase Notes following your appointment as a Selling Agent, as of each date on which the Issuer accepts an offer to purchase Notes (including any purchase by you as principal pursuant to a Terms Agreement) and as of each date the Issuer issues and delivers Notes:

(a)  You represent and warrant that you are actually engaged in the investment banking or securities business and that you are either (i) a member in

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good standing of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or (ii) a foreign bank, dealer or institution not eligible for membership in FINRA and not registered under the 1934 Act (a “non-member foreign dealer”). If you are a member of FINRA, you will comply with all applicable rules of FINRA, including, without limitation, the requirements of FINRA Rules 5121 and 5141 or any successor FINRA rule thereto, and you will not grant any concessions, discounts, or other allowances which are not permitted by that Rule. If you are a non-member foreign dealer, you will not make any sales of the Notes in, or to nationals or residents of, the United States, its territories, or its possessions, except to the extent permitted by Rule 15a-6 or any successor rule thereto, and that in making any sales of the Notes you will comply, as though you are a member of FINRA with the requirements of the following rules (including any FINRA successor rules thereto): (i) FINRA Rules 5121 and 5141, and (ii) NASD Conduct Rule 2420 as that Rule applies to a non-FINRA member broker or dealer in a foreign country. You represent and warrant that you are fully familiar with the above provisions of the Rules. You further represent, by your participation in any offering of Notes, that you have filed all documents and other information required to be filed with respect to you, any related person or any person associated with you or any such related person pursuant to Section (b)(6) of FINRA Rule 5110 (the “Financing Rule”) as such requirements relate to such offering, including, but not limited to information with respect to (A) any arrangement during the period beginning 180 days immediately preceding the required filing date of an offering and through the pricing date (the “Survey Period”), which arrangement provides for the receipt of any item of value or the transfer of any warrants, options, or other securities from the Issuer or the Guarantor to you or your related person(s), (B) any acquisitions of unregistered equity securities of the Issuer or the Guarantor by you or your related person(s) during the Survey Period, or (C) any new arrangement that provides for the receipt of any additional item of value by you or your related person(s) between the pricing date of an offering and the date ending 90 days immediately thereafter. Terms used in clauses (A), (B) and (C) of the previous sentence and not otherwise defined shall have the respective meanings given to them in the Financing Rule.

(b)  You acknowledge that you are familiar with the requirements of NASD Notice-to-Members 88-101 relating to participation by FINRA members in shelf offerings, NASD Notice-to-Members 05-59 concerning FINRA members’ obligations when selling structured products, NASD Notice and FINRA Notice-to-Members 10-52 applying rules regarding communication with the public and institutional sales material and correspondence to certain free-writing prospectuses and Notice-to-Members 05-26 recommending best practices for reviewing new products. You agree to comply with all obligatory provisions set forth therein in connection with any offering of Notes.

(c)  You agree that in selling Notes you will comply with all applicable laws, rules and regulations regarding certain sales practice obligations or suitability or diligence of accounts, including the applicable provisions of the 1933 Act and the 1934 Act, the applicable rules and regulations of the Commission thereunder, the applicable rules and regulations of FINRA and the applicable rules and regulations of any securities exchange having jurisdiction over the offering of the Notes, including NASD Rule 2310, New York Stock Exchange Rule 405, NASD Notice-to-Members 03-71, FINRA Notices-to-Members 09-73, 10-09 and 10-51.

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(d)  You agree that you will not use, authorize use of, refer to, or participate in the planning for use of any written communication (as defined in Rule 405 under the 1933 Act) concerning the Notes, the Issuer or the Guarantor, (including without limitation any free writing prospectus and any information furnished by the Issuer or the Guarantor but not incorporated by reference into the Preliminary Prospectus or Prospectus) other than (i) any Preliminary Prospectus or Prospectus, (ii) any Permitted Free Writing Prospectus, and with respect to any Permitted Free Writing Prospectus that was not included in a previously filed free writing prospectus or in the Prospectus; you will, pursuant to reasonable procedures developed in good faith, take steps to ensure that any such Permitted Free Writing Prospectus will not be subject to broad unrestricted dissemination, or (iii) in accordance with Section 3(e).

(e)  You represent, warrant and agree that you will not, without the prior written consent of the Issuer, use any free writing prospectus that contains the final terms of the Notes unless such terms have previously been included in a free writing prospectus filed with the Commission or otherwise made reasonably available to the purchasers of Notes.

(f)  You represent and warrant that you will not sell Notes to or through any dealer unless you reasonably believe it is in compliance with the substance of the representations and warranties set forth in this Section 2 upon which the Issuer and the Guarantor are also entitled to rely.

3.  Solicitations as Selling Agents; Purchases as Principal.

(a)  Solicitations as Selling Agents. In connection with your actions as selling agents, you agree to use reasonable efforts to solicit offers to purchase Notes upon the terms and conditions set forth in the Disclosure Package as then amended or supplemented. The Issuer may from time to time offer Notes for sale otherwise than through a Selling Agent and the Issuer reserves the right to sell Notes, at any time, on its own behalf to any unsolicited purchaser, whether directly to such purchaser or through an agent for such purchaser. Upon sale of any Notes to an unsolicited purchaser, no Selling Agent shall be entitled to any commission in respect of such sale.

The Issuer reserves the right, in its sole discretion, to instruct you to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase Notes. Upon receipt of at least one business day’s prior notice from the Issuer, you will forthwith suspend solicitations of offers to purchase Notes from the Issuer until such time as the Issuer has advised you that such solicitation may be resumed. While such solicitation is suspended, neither the Issuer nor the Guarantor shall be required to deliver any certificates, opinions or letters in accordance with Sections 6(a), 6(b) and 6(c); provided, however, that if the Registration Statement, Prospectus, or Prospectus Supplement is amended or supplemented during the period of suspension (other than by an amendment or supplement providing solely for (i) the specific terms of the Notes, or (ii) for a change you deem to be immaterial), you shall not be required to resume soliciting offers to purchase Notes until the Issuer and the Guarantor have delivered such certificates, opinions and letters as you may request.

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Without the prior approval of the Issuer, you (acting on an agency basis) may not reallow any portion of the commission payable pursuant hereto to dealers or purchasers in connection with the offer and sale of any Notes.

You shall communicate to the Issuer, orally or in writing, each offer to purchase Notes received by you as agent that in your judgment should be considered by the Issuer. The Issuer shall have the sole right to accept offers to purchase Notes and may reject any offer in whole or in part and any such rejection will not be deemed a breach of the Issuer’s agreements contained herein. You shall have the right to reject any offer to purchase Notes that you consider to be unacceptable, and any such rejection shall not be deemed a breach of your agreements contained herein. The procedural details relating to the issue and delivery of Notes sold by you as agent and the payment therefor shall be as set forth in the Administrative Procedures (as hereinafter defined).

(b)  Purchases as Principal. Each sale of Notes to you as principal shall be made in accordance with the terms of this Agreement. In connection with each such sale, the Issuer will enter into a Terms Agreement that will provide for the sale of such Notes to and the purchase thereof by you substantially in the form of Exhibit A hereto (a “Terms Agreement”).

Your commitment to purchase Notes as principal pursuant to a Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Issuer and the Guarantor herein contained and shall be subject to the terms and conditions herein set forth. Each Terms Agreement shall specify the principal amount of Notes to be purchased by you pursuant thereto, the maturity date of such Notes, the price to be paid to the Issuer for such Notes, the interest rate and interest rate formula, if any, applicable to such Notes and any other terms of such Notes. A Terms Agreement may also specify certain provisions relating to the reoffering of such Notes, as the case may be, by you.

Each Terms Agreement shall specify the time and place of delivery of and payment for such Notes, as the case may be. Unless otherwise specified in a Terms Agreement, the procedural details relating to the issue and delivery of Notes purchased by you as principal and the payment therefor shall be as set forth in the Administrative Procedures. Each date of delivery of and payment for Notes to be purchased by you as principal pursuant to a Terms Agreement, as the case may be, is referred to herein as a “Settlement Date.”

Unless otherwise specified in a Terms Agreement, if you are purchasing Notes, as principal you may resell such Notes to other dealers, at a discount or discounts such as you may determine and may allow all or any portion of the discount received from the Issuer in connection with such purchases to be paid to such dealers.

(c)  Administrative Procedures. Unless otherwise agreed between the Issuer and the relevant Selling Agent in connection with a particular offering, you and the Issuer agree to perform the respective duties and obligations specifically provided to be performed in the Administrative Procedures (attached hereto as Exhibit B) (the “Administrative Procedures”), as amended from time to time.

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The Administrative Procedures may be permanently amended only by written agreement of the Issuer and the applicable Selling Agent.

(d)  Delivery. The documents required to be delivered by Section 5 of this Agreement as a condition precedent to your obligation to begin soliciting offers to purchase Notes as agent of the Issuer upon appointment as a Selling Agent, shall be delivered at the office of Davis Polk & Wardwell llp, not later than 4:00 p.m., New York time, on the date hereof, or at such other time and/or place as you and the Issuer may agree upon in writing, but in no event later than the day prior to the earlier of (i) the date on which you begin soliciting offers to purchase Notes pursuant to such Offering and (ii) the first date on which the Issuer accepts any offer by you to purchase Notes as principal. The date of delivery of such documents is referred to herein as the “Commencement Date.”

(e)  Free Writing Prospectuses. In connection with your actions hereunder, you covenant that, unless you obtain the prior consent of the Issuer and the Guarantor, you will not make any offer relating to the Notes that would constitute an “issuer free writing prospectus,” as defined in Rule 433(h) under the 1933 Act, or that would otherwise constitute a free writing prospectus required to be filed with the Commission.

(f)  Additional Selling Agents.  The Issuer may from time to time appoint one or more additional financial institutions experienced in the distribution of securities similar to the Notes (each such additional institution herein referred to as an “Additional Selling Agent”) as agent(s) hereunder pursuant to a letter (a “Selling Agent Accession Letter”) substantially in the form attached hereto as Exhibit C to this Agreement, whereupon each such Additional Selling Agent shall, subject to the terms and conditions of this Agreement and the Selling Agent Accession Letter, become a party to this Agreement as an agent, vested with all the authority, rights and powers and subject to all the duties and obligations of a Selling Agent as if originally named as a Selling Agent hereunder.

4.  Agreements. The Issuer and the Guarantor on the one hand, and you on the other hand, agree that:

(a)  Prior to the termination of any offering of the Notes pursuant to any Terms Agreement, neither the Issuer nor the Guarantor will file any pricing supplement or free writing prospectus relating to the Notes or any amendment to the Registration Statement unless either the Issuer or the Guarantor have previously furnished to you a copy thereof for your review and will not file any such proposed supplement, amendment or free writing prospectus to which you reasonably object; provided, however, that the foregoing requirement shall not apply to any of the Guarantor’s periodic filings with the Commission required to be filed pursuant to Section 13(a), 13(c), 13(f), 14 or 15(d) of the 1934 Act. Subject to the foregoing sentence, the Issuer or the Guarantor will promptly cause each pricing supplement to be filed with or transmitted for filing to the Commission in accordance with Rule 424(b) under the 1933 Act.

(b)  The Issuer will notify you promptly on becoming aware of (i) any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Disclosure Package or the Prospectus or for

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additional information relating to the Registration Statement, the Disclosure Package, the Prospectus or the offering of the Notes, and (ii) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or suspending or preventing the use of any Preliminary Prospectus, if any, Disclosure Package, the Prospectus or the initiation of any proceedings for such purpose or the issuance by the Commission of any notice of objection to the use of the Registration Statement or any post-effective amendment thereto or any request by the Commission for the amending or supplementing of the Registration Statement, the Prospectus, the Disclosure Package, or any free writing prospectus. The Issuer and the Guarantor will make every reasonable effort to prevent the issuance of any such stop order and, if any stop order or notice of objection is issued, to obtain the lifting thereof at the earliest possible moment.

(c)  If, at any time when a Prospectus or Disclosure Package relating to the Notes is required to be delivered under the 1933 Act, any event occurs as a result of which the Prospectus or Disclosure Package, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectus or Disclosure Package, as then amended or supplemented, is delivered to a purchaser, not misleading, or if, in your opinion or in the opinion of the Issuer or the Guarantor, it is necessary at any time to amend or supplement the Prospectus or Disclosure Package, as then amended or supplemented, to comply with applicable law, the Issuer or the Guarantor will immediately notify you by telephone (with confirmation in writing) to suspend solicitation of offers to purchase Notes and, if so notified by the Issuer or the Guarantor, you shall forthwith suspend such solicitation and cease using the Prospectus or Disclosure Package, as then amended or supplemented. If the Issuer or the Guarantor shall decide to amend or supplement the Registration Statement, Prospectus or Disclosure Package, as then amended or supplemented, it shall so advise you promptly by telephone (with confirmation in writing) and, at its expense, shall prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement, Prospectus or Disclosure Package, as then amended or supplemented, satisfactory in all respects to you, that will correct such statement or omission or effect such compliance and will supply such amended or supplemented Prospectus or Disclosure Package to you in such quantities as you may reasonably request. If any documents, certificates, opinions and letters furnished to you pursuant to paragraph (g) below and Sections 6(a), 6(b) and 6(c) in connection with the preparation and filing of such amendment or supplement are satisfactory in all respects to you, upon the filing with the Commission of such amendment or supplement to the Prospectus or Disclosure Package or upon the effectiveness of an amendment to the Registration Statement, you will resume the solicitation of offers to purchase Notes hereunder. Notwithstanding any other provision of this Section 4(c), until the distribution of any Notes you may own as principal has been completed, if any event described above in this paragraph (c) occurs, the Issuer or the Guarantor will either, (i) at their own expense, forthwith prepare and cause to be filed as soon as practicable with the Commission an amendment or supplement to the Registration Statement, Prospectus or Disclosure Package, as then amended or supplemented, satisfactory in all respects to you, will supply such amended or supplemented Prospectus or Disclosure Package to you in such quantities as you may reasonably request and shall furnish to you pursuant to Sections 6(a), 6(b) and 6(c) such documents, certificates, opinions and letters as you

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may request in connection with the preparation and filing of such amendment or supplement or (2) repurchase such Notes at the price at which they were sold.

(d)  The Issuer and the Guarantor will endeavor, in cooperation with you, to qualify the Notes for offering and sale under the applicable securities laws of such states and other jurisdictions of the United States as you may designate, and will maintain such qualifications in effect for as long as may be required for the distribution of the Notes; provided, however, that neither the Issuer nor the Guarantor shall be obligated to file any general consent to service of process or to qualify as a foreign corporation in any jurisdiction in which it is not so qualified. The Issuer and the Guarantor will file such statements and reports as may be required by the laws of each jurisdiction in which the Notes have been qualified as above provided.  The Issuer and the Guarantor will promptly advise the you of receipt of any notification with respect to the suspension of the qualification of the Notes for sale in any such state or jurisdiction or the initiating or threatening of any proceeding for such purpose. Prior to any offer for the purchase of Notes by or through you, the Issuer and the Guarantor will endeavor to obtain the lifting of any suspension of qualification of the Notes.

(e)  The Guarantor will make generally available to its and the Issuer’s security holders and to you as soon as practicable an earning statement of the Guarantor and its subsidiaries on a consolidated basis (which need not be audited) complying with Section 11(a) of the 1933 Act and the 1933 Act Regulations (including, at the option of the Guarantor, Rule 158 of the 1933 Act Regulations) covering twelve month periods beginning, in each case, not later than the first day of the Guarantor’s fiscal quarter next following the “effective date” (as defined in Rule 158 under the 1933 Act) of the Registration Statement with respect to each sale of the Notes.  If such fiscal quarter is the first fiscal quarter of the Guarantor’s fiscal year, such earning statement shall be made available not later than 90 days after the close of the period covered thereby and in all other cases shall be made not later than 45 days after the close of the period covered thereby.

(f)  Except as shall be agreed between the Issuer and the relevant Selling Agent(s) at the time of each offering and provided in the applicable Terms Agreement, the Issuer will, whether or not any sale of Notes is consummated, pay all expenses incident to the performance of its obligations under this Agreement, including: (i) the preparation and filing of the Registration Statement and the Prospectus and all amendments and supplements thereto, (ii) the preparation, issuance and delivery of the Notes, including fees and expenses relating to the eligibility and issuance of Notes in book-entry form and the cost of obtaining CUSIP or other identification numbers for the Notes, (iii) the fees and disbursements of counsel to the Issuer and the Guarantor and their accountants, and of the Trustee and its counsel and any paying agent, (iv) the qualification of the Notes under securities or Blue Sky laws in accordance with the provisions of Section 4(d), including filing fees and the fees and disbursements of your counsel in connection therewith and in connection with the preparation of any Blue Sky or Legal Investment Memoranda, (v) the printing and delivery to you in quantities as hereinabove stated of copies of the Registration Statement and all amendments thereto and of the Prospectus and any amendments or supplements thereto, (vi) the printing and delivery to you of copies of this Agreement, the Indentures, and any

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Blue Sky or Legal Investment Memoranda, (vii) any fees charged by rating agencies for the rating of the Notes, (viii) the reasonable fees and disbursements of counsel to the Selling Agents, as agreed among the Issuer and the Selling Agents, in connection with the establishment of and any amendment to or update of the program contemplated by this Agreement (and not, for the avoidance of doubt, in connection with any offering), and (ix) the fees and expenses, if any, incurred with respect to any filing with FINRA. Except as provided for in this Section 4(f), each Selling Agent shall pay all other expenses it incurs.

(g)  Upon becoming aware of (i) any change in the rating assigned to the Notes by Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc. (“S&P”), or Moody’s Investors Service, Inc. (“Moody’s”) or any successor nationally recognized statistical rating organization referred to below, (ii) the public announcement by S&P or Moody’s or any successor nationally recognized statistical rating organization that it has under surveillance or review its rating of the Notes or (iii) the withdrawal by S&P or Moody’s or any successor nationally recognized statistical rating organization of its rating of the Notes, the Issuer or the Guarantor shall promptly inform you thereof.

5.  Conditions of the Obligations of the Selling Agents. Your obligation to solicit offers to purchase Notes as agent of the Issuer and the Guarantor in connection with any offering of Notes and your obligation to purchase Notes as principal pursuant to any Terms Agreement will be subject to the accuracy of the representations and warranties on the part of the Issuer and the Guarantor herein, to the accuracy of the statements of an officer of the Issuer and the Guarantor made in each certificate furnished pursuant to the provisions hereof and to the performance and observance by the Issuer and the Guarantor of all covenants and agreements herein contained on their part to be performed and observed (at the time the Issuer accepts the offer to purchase such Notes, and if required in a Terms Agreement, at the time of issuance and delivery of such Notes) and (in each case) to the following additional conditions precedent when and as specified below:

(a)  Prior to such solicitation or purchase, as the case may be:

(i)  The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement has been issued and, to its knowledge, no proceedings for that purpose have been initiated or threatened by the Commission;

(ii)  there shall not have occurred any Material Adverse Change, from that set forth in the Disclosure Package, as amended or supplemented at the Applicable Time, that is not described in the Disclosure Package; and

(iii)  since the date on which the Guarantor has filed with the Commission the Guarantor’s most recent Annual Report on Form 20-F, there shall not have occurred any lowering of the rating of any of the Issuer’s or the Guarantor’s securities by S&P or Moody’s.

(A)  except, in each case described in paragraph (i), (ii) or (iii) above, as disclosed to you in writing by the Issuer prior to such solicitation or,

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in the case of a purchase of Notes, before the offer to purchase such Notes was made or (B) the relevant event shall have occurred and been known to you prior to such solicitation or, in the case of a purchase of Notes, before the offer to purchase such Notes was made.

(b)  On the Commencement Date, you shall have received:

(i)  (A) The opinion dated as of such date, of Davis Polk & Wardwell LLP, U.S. counsel for the Issuer and the Guarantor, with respect to the matters set forth in Annex I hereto and (B) the disclosure letter dated as of such date, of Davis Polk & Wardwell LLP, U.S. counsel for the Issuer and the Guarantor, with respect to the matters set forth in Annex II hereto;

(ii)      The opinion, dated as of such date, of Dundas & Wilson CS LLP, Scottish solicitors to the Issuer and the Guarantor, with respect to the matters set forth in Annex III hereto;

(iii)     The opinion, dated as of such date, of Linklaters LLP, English solicitors to the Issuer and the Guarantor, with respect to the matters set forth in Annex IV hereto; and

(iv)     The opinion and disclosure letter, each dated as of such date, of Allen & Overy LLP, counsel for the Selling Agents, with respect to the matters set forth in Annex V and VI hereto.

(c)  On the Commencement Date, you shall have received a certificate of each of the Issuer and the Guarantor executed on its behalf by an officer of the Issuer or the Guarantor, as the case may be, dated as of the Commencement Date, to the effect that (i) the representations and warranties in Section 1 hereof are true and correct in all material respects; (ii) it has complied in all material respects with all agreements hereunder and satisfied in all material respects all conditions on its part to be performed or satisfied hereunder as of such date; and (iii) no stop order suspending the effectiveness of the Registration Statement has been issued and, to its knowledge, no proceedings for that purpose have been initiated or threatened by the Commission.

(d)  On the Commencement Date, the independent accountants of the Guarantor who have certified the financial statements of the Guarantor and its subsidiaries included or incorporated by reference in the Prospectus, as then amended or supplemented, and the Disclosure Package, shall have furnished to you a letter or letters, dated as of the Commencement Date, with regard to matters customarily covered by accountants’ “comfort letters”, provided that each letter so furnished shall use a “cut-off date” no more than three business days prior to the date of such letter and otherwise in form and substance reasonably satisfactory to you.

(e)  On the Commencement Date the Issuer and the Guarantor shall have furnished to you such appropriate further information, certificates and documents as you may reasonably request. On each Settlement Date with respect to any applicable Terms Agreement, if such Terms Agreement requires the delivery of

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an opinion or a letter from counsel to the Selling Agents, counsel to the Selling Agents shall have been furnished with such documents and opinions as such counsel may reasonably require for the purpose of enabling such counsel to pass upon the issuance and sale of Notes as herein contemplated and related proceedings, or in order to evidence the accuracy and completeness of any of the representations and warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Issuer and the Guarantor in connection with the issuance and sale of Notes as herein contemplated shall be satisfactory in form and substance to the Selling Agents and to counsel to the Selling Agents.

6.  Additional Agreements of the Issuer and the Guarantor.

(a)  Unless the Issuer has suspended the solicitation of offers to purchase Notes pursuant to Section 3(a), unless otherwise agreed by the Selling Agents, each of the Issuer and the Guarantor will deliver or cause to be delivered forthwith to you a certificate signed by an officer of the Issuer or the Guarantor, respectively, in form reasonably satisfactory to you, of the same tenor as the certificate referred to in Section 5(c) in the following circumstances:

(i)  at the time of the filing of the annual report on Form 20-F by the Guarantor;

(ii)  at the time of the filing of any interim financial statements on Form 6-K by the Guarantor that are incorporated by reference in the Registration Statement or Prospectus (“Financial Statement 6-K”);

(iii)  at any other time the Registration Statement or Prospectus is amended (other than by means of a pricing supplement) and not including an amendment (A) otherwise solely providing for specific terms of the Notes or (B) caused by the filing of a Form 6-K (other than a Financial Statements 6-K), if so requested by you at a reasonable time in advance of such amendment; and

(iv)  on the Commencement Date if the Issuer and the Guarantor shall determine to file a new registration statement to replace the Registration Statement, if so requested by you at a reasonable time in advance of such filing.

(b)  Each time the Issuer and the Guarantor furnish a certificate pursuant to Section 6(a)(i) or 6(a)(ii), unless otherwise agreed by the Selling Agents, and each time the Issuer and the Guarantor furnish a certificate pursuant to Section 6(a)(iii) or 6(a)(iv), at your request, the Issuer and the Guarantor will furnish or cause to be furnished forthwith to you a disclosure letter of counsel for the Issuer and the Guarantor. Each time the Issuer and the Guarantor furnish a certificate pursuant to Section 6(a)(i), unless otherwise agreed by the Selling Agents, the Issuer and the Guarantor will furnish or cause to be furnished forthwith to you written opinions of counsel for the Issuer and the Guarantor. If so requested by the applicable Selling Agent and agreed by the Issuer, upon the sale of Notes to any Selling Agent pursuant to a Terms Agreement, the Issuer shall furnish or cause to be furnished forthwith to the Selling Agents written opinions and a disclosure

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letter of counsel for the Issuer and the Guarantor, dated the date of delivery. Unless otherwise provided herein, any such opinions or disclosure letter shall be dated the date of such filing, amendment or supplement or the Commencement Date, as the case may be, and shall be in a form satisfactory to you and shall be of the same tenor as the opinions and disclosure letter referred to in Section 5(b), as the case may be, but modified to relate to the Registration Statement which incorporates the annual report on Form 20-F, the replacement registration statement, or the Registration Statement and Prospectus as amended or supplemented to the time of delivery of such letter, as the case may be. In lieu of such opinion or letter, counsel last furnishing such an opinion or letter to you may furnish to you a letter to the effect that you may rely on such last opinion or letter to the same extent as though it were dated the date of such letter (except that statements in such last opinion or letter will be deemed to relate to the Registration Statement which incorporates the annual report on Form 20-F, such replacement registration statement or the Registration Statement and Prospectus as amended or supplemented to the time of delivery of such letter).

(c)  Prior to the sale of Subordinated Notes pursuant to this Agreement, the Issuer shall furnish or cause to be furnished forthwith to the Selling Agents written opinions of counsel for the Issuer and the Guarantor, dated the date of delivery, as to the validity of the Subordinated Indenture and Subordinated Notes to be issued thereunder and in form and substance satisfactory to you.

(d)  Each time the Issuer and the Guarantor furnish a certificate pursuant to Section 6(a)(i) or 6(a)(ii), unless otherwise agreed by the Selling Agents, and each time the Issuer and the Guarantor furnish a certificate pursuant to Section 6(a)(iii) or 6(a)(iv), at your request, the Guarantor shall cause its independent auditors forthwith to furnish you with a letter, dated the date of such filing, amendment or supplement, as the case may be, in form and substance reasonably satisfactory to you, of the same tenor as the letter referred to in Section 5(d), with regard to the amended, supplemental or new financial information included or incorporated by reference in the Registration Statement (or the replacement registration statement) or the Prospectus as amended or supplemented to the date of such letter; provided that each letter so furnished shall use a “cut-off date” no more than three business days prior to the date of such letter.

(e)  The Issuer will pay the required Commission filing fees related to the Notes within the time required by Rule 456(b)(1) under the 1933 Act and otherwise in accordance with Rules 456(b) and 457(r) under the 1933 Act.

(f)  For purposes of the certificate to be delivered pursuant to Section 6(a)(iv) and the documents to be delivered pursuant to Sections 6(b) and 6(c) in connection with the delivery of such certificate, the term (i) “Registration Statement” shall be deemed to refer to such replacement registration statement, (ii) “Base Prospectus” means the prospectus included in such replacement registration statement that relates to the Notes and the Guarantee, (iii) “Prospectus Supplement” means a prospectus supplement filed with the Commission pursuant to Rule 424 under the 1933 Act as a supplement to the Base Prospectus that describes generally the terms of the Notes and the Guarantee (other than a product supplement, underlying supplement, preliminary pricing supplement or final pricing supplement), and (iv) “Commencement Date” means a date as agreed between the

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parties that in no event will be later than the day prior to the earlier of (1) the date on which you begin soliciting offers to purchase Notes offered under such replacement registration statement and (2) the first date on which the Issuer accepts any offer by you to purchase Notes offered under such replacement registration statement as principal.  As of and after the certificate pursuant to Section 6(a)(iv) and the related documents pursuant to Sections 6(b) and 6(c) have been delivered, the foregoing terms shall be deemed to be so amended for all purposes of this Agreement.

7.  Indemnification and Contribution.

(a)  The Issuer and the Guarantor agree to indemnify and hold harmless each of you, your affiliates, directors, officers and employees, and each person, if any, who controls you within the meaning of Section 15 of the 1933 Act as follows:

(i)  against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including the information deemed to be part of the Registration Statement pursuant to Rule 430A(b) of the 1933 Act Regulations or, if applicable, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, the Preliminary Prospectus, if any, and any issuer free writing prospectus (as defined in Rule 433(h) under the 1933 Act) prepared by the Issuer or approved by the Issuer for use in connection with the offer and sale of the Notes or Permitted Free Writing Prospectus (or any amendment or supplement to any of the foregoing) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)  against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Issuer or the Guarantor; and

(iii)  against any and all expense whatsoever, as reasonably incurred (including, subject to Section 7(c) hereof, the fees and disbursements of counsel chosen by you), in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under clause (i) or (ii) above;

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provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Issuer or the Guarantor by you expressly for use in the Registration Statement (or any amendment thereto), the Prospectus, the Preliminary Prospectus, if any, and any Permitted Free Writing Prospectus.

(b)  Each of you severally and not jointly agrees to indemnify and hold harmless the Issuer and the Guarantor, their directors, each of the officers of the Issuer and the Guarantor who signed the Registration Statement, the Issuer or the Guarantor’s authorized representative in the United States and each person, if any, who controls the Guarantor within the meaning of Section 15 of the 1933 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section 7 as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), the Prospectus, the Preliminary Prospectus, if any, and any Permitted Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Issuer or the Guarantor by you expressly for use in the Registration Statement (or any amendment thereto), the Prospectus, the Preliminary Prospectus, if any, and any Permitted Free Writing Prospectus.

(c)  Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability which it may have otherwise than on account of this indemnity agreement.

(d)  Any indemnifying party may participate at its own expense in the defense of such action. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. In the case of parties indemnified pursuant to Section 7(a) above, counsel to the indemnified parties shall be selected by you, and, in the case of parties indemnified pursuant to Section 7(b) above, counsel to the indemnified parties shall be selected by the Issuer or the Guarantor. In addition, an indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party.  No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

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(e)  If the indemnification provided for in this Section 7 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Issuer and the Guarantor on the one hand and you on the other from the offering of the Notes to which such loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall, if permitted by applicable law, contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Issuer and the Guarantor on the one hand and you on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Issuer and the Guarantor on the one hand and you on the other hand in connection with the offering of such Notes shall be deemed to be in the same respective proportions as the total net proceeds from the offering of such Notes (before deducting expenses) received by the Issuer bear to the total discounts and commissions received by you in respect thereof. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer or the Guarantor on the one hand or you on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Issuer, the Guarantor and you agree that it would not be just and equitable if contribution pursuant to this subsection (e) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (e).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (e), you shall not be required to contribute any amount in excess of the amount by which the total price at which the Notes that were offered and sold to the public through you exceeds the amount of any damages that you have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Except as otherwise provided in a Terms Agreement with respect to a particular offering of Notes, the obligations of each Selling Agent under this Subsection (e) to contribute are several in proportion to their respective selling obligations with respect to such Notes and not joint.

(f)  The obligations of the Issuer and the Guarantor under this Section 7 shall be in addition to any liability which the Issuer and the Guarantor may otherwise have and shall extend, upon the same terms and conditions, to each

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person, if any, who controls you within the meaning of Section 15 of the 1933 Act; and your obligations under this Section 7 shall be in addition to any liability which you may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Issuer and the Guarantor and to each person, if any, who controls the Guarantor within the meaning of Section 15 of the 1933 Act.

8.  Position of the Selling Agents. Each of the Issuer and the Guarantor acknowledges and agrees that in connection with the offering and the sale of the Notes or any other services the Selling Agents may be deemed to be providing hereunder, notwithstanding any pre-existing relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Selling Agents: (a) no fiduciary or agency relationship between the Issuer and the Guarantor and any other person, on the one hand, and the Selling Agents, on the other hand, exists; (b) the Selling Agents are not acting as advisors, experts or otherwise, to the Issuer or the Guarantor, including, without limitation, with respect to the determination of the public offering price of the Notes, and such relationship between the Issuer and the Guarantor, on the one hand, and the Selling Agents, on the other hand, is entirely and solely a commercial relationship, based on arms-length negotiations; (c) any duties and obligations that the Selling Agents may have to the Issuer or the Guarantor shall be limited to those duties and obligations specifically stated herein; and (d) the Selling Agents and their respective affiliates may have interests that differ from those of the Issuer and the Guarantor. Each of the Issuer and the Guarantor hereby waives any claims that the Issuer or the Guarantor, as the case may be, may have against the Selling Agents with respect to any breach of fiduciary duty in connection with the offering and sale of Notes.

You shall make reasonable efforts to assist the Issuer and the Guarantor in obtaining performance by each purchaser whose offer to purchase Notes has been solicited by you and accepted by the Issuer and the Guarantor, but you shall not have any liability to the Issuer or the Guarantor in the event any such purchase is not consummated for any reason.

9.  Offering Restrictions. If any Notes are to be offered outside the United States, (i) you will not offer or sell any such Notes in any jurisdiction if such offer or sale would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such offer or sale by you or for or on behalf of the Issuer or the Guarantor unless such consent, approval or permission has been previously obtained, and (ii) you will comply with any selling restrictions set forth in any applicable pricing supplement and those other selling restrictions as the Issuer may inform you of from time to time. Subject to the obligations of the Issuer and the Guarantor set forth in Section 4 of this Agreement, neither the Issuer nor the Guarantor shall have any responsibility for, and it shall be your responsibility to obtain, any consent, approval or permission required by you for the subscription, offer, sale or delivery by you of Notes, or the distribution of any offering materials, under the laws and regulations in force in any jurisdiction to which you are subject or in or from which you make any subscription, offer, sale or delivery.

10.  Termination.

(a)  This Agreement (excluding any agreement by a Selling Agent to purchase Notes from the Issuer as principal) may be terminated at any time either

21

by the Issuer and the Guarantor on the one hand or by you on the other hand upon the giving of written notice of such termination to the other parties hereto, but without prejudice to any rights, obligations or liabilities of either parties hereto accrued or incurred prior to such termination. The termination of this Agreement shall not require termination of any Terms Agreement, and the termination of any such Terms Agreement shall not require termination of this Agreement.

(b)  Any Terms Agreement to purchase Notes from an Issuer as principal may be terminated by the relevant Selling Agent(s) party thereto immediately upon written notice to the Issuer and the Guarantor at any time prior to the Settlement Date relating thereto, if any of the following shall occur after the time such Terms Agreement was entered into, (a) there has been, since the date as of which information is given in the Pricing Disclosure Package, except as otherwise set forth or contemplated therein, a Material Adverse Change, or (b) there has occurred any outbreak or escalation of hostilities involving the United States or the United Kingdom or the declaration by the United States or United Kingdom of a national emergency or war, or (c) the occurrence of another calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United States, the United Kingdom or elsewhere, if the effect of any such event specified in clause (b) and (c) in the sole judgment of the relevant Selling Agent(s) party thereto (after consultation with the Issuer and the Guarantor) makes it impracticable or inadvisable to market the Notes or enforce contracts for the Notes in the manner contemplated in the Disclosure Package, or (d) there has occurred a suspension or material limitation in trading in securities generally on the New York Stock Exchange, London Stock Exchange or any other stock exchange on which the Issuer’s or the Guarantor’s securities are listed, or (e) there has occurred a suspension or material limitation in trading the Issuer’s or the Guarantor’s securities on the New York Stock Exchange or the London Stock Exchange, or (f) if there has occurred a material adverse change in the financial markets in the United States or in the international financial markets, or (g) a banking moratorium on commercial banking activities has been declared by the relevant authorities in New York or London, or (h) if there has been a material disruption in commercial banking or securities settlement or clearance services in the United States or the United Kingdom has occurred, or (i) there has occurred a change or development involving a prospective change in the United States or the United Kingdom taxation affecting the Issuer or the Guarantor or the Notes or the transfer thereof, or (j) there is any lowering of the rating of the Notes or any other debt securities of the Issuer or the Guarantor, or if notice shall have been given of any intended or potential lowering of such rating(s), or of any review for a possible change in rating that does not indicate the direction of the possible change.

(c)  In the event of termination pursuant to subsection (a) above, you shall be entitled to any commission earned in accordance herewith and in the event of termination pursuant to (a) or (b) above, Sections 4(f), 7, 8, 11, 12, 13, 16 and 17 shall survive; provided that if at the time of termination (i) any Selling Agent shall own any Notes purchased by it from an Issuer as principal or (ii) an offer to purchase Notes has been accepted by the Issuer but the time of delivery to the purchaser or its agent of such Notes has not occurred, the provisions of Sections 1, 3(b), 3(c), 4(a), the last sentence of 4(c), 4(d) and 4(e) shall also survive until such delivery has been made.

22

(d)  In the event of  termination with respect to any of you, this Agreement shall remain in full force and effect with respect to any Selling Agent as to which such termination has not occurred.

11.  Advertisements. You agree not to publish or cause to be published or use any written notice, circular, advertisement, letter or communication relating to any offering or proposed offering of the Notes, including, without limitation, any communications within the meaning of Rule 134 under the 1933 Act, other than the Prospectus or Disclosure Package relating to the particular Notes without the prior written consent of the Issuer and the Guarantor.

12.  Entire Agreement; Amendment.

(a)  This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof and supersedes all prior oral or written agreements between the parties hereto or their predecessors with regard to the subject matter hereof. Nothing in this Agreement shall be read or deemed to preclude the Issuer and one or more Selling Agents from amending or supplementing this Agreement insofar as it applies to transactions between them without such modifications or supplemental provisions being made of general applicability between the Issuer and all of the Selling Agents.

(b)  The Issuer may without your consent, amend or supplement this Agreement (i) if, but only if, such amendment or supplement is in writing and is signed by the Issuer, the Guarantor and the relevant Selling Agent party thereto; provided that any such amendment or supplement shall only be binding upon the Selling Agent(s) party thereto, and (ii) to add any Additional Selling Agent in accordance with Section 3(f).

13.  Notices. Unless otherwise provided herein, all notices required under the terms and provisions hereof shall be in writing, either delivered by hand, by mail or facsimile, and any such notice shall be effective when received at the address specified below.

If to the Issuer:
Group Corporate Treasury
Lloyds TSB Bank plc
10 Gresham Street
London EC2V 7AE

Fax: +44 (0)20 7158 3277
Attention: Group Funding and Capital Markets Issuance Director

If to the Guarantor:
Group Corporate Treasury
Lloyds Banking Group plc
10 Gresham Street
London EC2V 7AE

Fax: +44 (0)20 7158 3277
Attention: Group Funding and Capital Markets Issuance Director

23

With a copy to:
Head of Legal
Group Corporate Treasury
Lloyds Banking Group plc
10 Gresham Street
London EC2V 7AE
Fax: +44 (0)20 7158 3277

If to a Selling Agent, to it at the address listed beneath such Selling Agent’s signature on the signature page hereof; with a copy to:

Allen & Overy LLP
One Bishops Square
London E1 6AD
Attention: Daniel Epstein, Esq.
Telephone No.: +44 (0)20 3088 0000
Facsimile No.: +44 (0)20 3088 0088

Or at such other address as the party may designate from time to time by notice duly given in accordance with the terms of this Section 13.

14.  Successors. This Agreement and any Terms Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors and controlling persons referred to in Section 7 and the purchasers of Notes (to the extent expressly provided in Section 5), and no other person will have any right or obligation hereunder.

15.  Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

16.  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to conflict of laws provisions thereof.

17.  Submission to Jurisdiction.

(a)  Each of the Issuer and the Guarantor irrevocably consents and agrees, for your the benefit, that any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement may be brought in the courts of the State of New York or the courts of the United States of America located in the Borough of Manhattan, The City of New York and hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself and in respect of its properties, assets and revenues.

24

(b)  Each of the Issuer and the Guarantor hereby irrevocably designates, appoints, and empowers the Chief U.S. Counsel of Lloyds TSB Bank plc (or any successor thereto), currently of 1095 Avenue of the Americas, 34th Floor, New

York, NY 10036, as its designee, appointee and agent to take process, receive and forward process or to be served with process for and on its behalf of any and all legal process, summons, notices and documents which may be served in any such action, suit or proceeding brought in any such United States or State court which may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, the Issuer and the Guarantor agree to designate a new designee, appointee and agent in The City of New York on the terms and for the purposes of this Section 17 satisfactory to the you. The Issuer further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents out of any of the aforesaid courts in any such action, suit or proceeding by serving a copy thereof upon the relevant agent for service of process referred to in this Section 17 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) or by mailing copies thereof by registered or certified air mail, first class, postage prepaid, to each of them at their respective addresses specified in or designated pursuant to this Agreement. Each of the Issuer and the Guarantor agrees that the failure of any such designee, appointee and agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. Nothing herein shall in any way be deemed to limit the your ability to serve any such legal process, summons, notices and documents in any other manner permitted by applicable law or to obtain jurisdiction over the undersigned or bring actions, suits or proceedings against the undersigned in any jurisdictions, and in any manner, as may be permitted by applicable law. Each of the Issuer and the Guarantor hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement brought in the United States federal courts or the courts of the State of New York located in the Borough of Manhattan, The City of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

18.  Judgment Currency. The Issuer and the Guarantor agree to indemnify each of you against loss incurred by you as a result of any judgment or order being given or made for any amount due hereunder or under the Notes and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which you would have been able to purchase United States dollars with the amount of the Judgment Currency actually received by you if you had utilized such amount of Judgment Currency to purchase United States dollars as promptly as practicable upon your receipt thereof. The foregoing indemnity shall constitute a separate and independent obligation and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include an allowance for any customary or reasonable premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

25

19.  In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Selling Agents are required to obtain, verify and record information that identifies their respective clients, including the Issuer and the Guarantor, which information may include the name and address of their respective clients, as well as other information that will allow the Selling Agents to properly identify their respective clients.

20.  Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

26

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Issuer, the Guarantor and you.

Very truly yours, LLOYDS TSB BANK plc, as Issuer
By:	/s/ Simon White
	Name:	Simon White
	Title:	Head of Senior Issuance

LLOYDS BANKING GROUP plc, as Guarantor
By:	/s/ Simon White
	Name:	Simon White
	Title:	Head of Senior Issuance

[Signature page to Lloyds U.S. Distribution Agreement]

27

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

BARCLAYS CAPITAL INC.

By:	/s/ Monica Hanson
	Name:	Monica Hanson
	Title:	Managing Director

Notices hereunder shall be sent to:

Barclays Capital Inc.
745 Seventh Avenue, New York, NY 10019
Attention:	Syndicate Registration
Telefax:	646-834-8133

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

BNP PARIBAS SECURITIES CORP.

By:	/s/ Jim Turner
	Name:	Jim Turner
	Title:	Managing Director

Notices hereunder shall be sent to:

BNP Paribas Securities Corp.
787 Seventh Avenue, New York, NY 10019
Attention:	Syndicate Desk
Telefax:	212-841-3930

[Signature page to Lloyds U.S. Distribution Agreement

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jack D. McSpadden, Jr.
	Name:	Jack D. McSpadden, Jr.
	Title:	Managing Director

Notices hereunder shall be sent to:

Citigroup Global Markets Inc.
388 Greenwich Street, New York, NY 10013
Attention:	Transaction Execution Group
Telefax:	646-291-5209

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Helena Willner
	Name:	Helena Willner
	Title:	Director

Notices hereunder shall be sent to:

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue, New York, NY 10010
Attention:	Short Term Products Group
Telefax:	212-743-5825

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jacob Gearhart
	Name:	Jacob Gearhart
	Title:	Director, Debt Syndicate

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Nigel W.H. Cree
	Name:	Nigel W.H. Cree
	Title:	Director, Debt Syndicate

Notices hereunder shall be sent to:

Deutsche Bank Securities Inc.
60 Wall Street, New York, NY 10005
Attention:	Debt Capital Markets Syndicate Desk
Telefax:	212-469-7875

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

GOLDMAN, SACHS & CO.

By:	/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

Notices hereunder shall be sent to:

Goldman, Sachs & Co.
200 West Street, 15th Floor, New York, NY 10282
Attention:	Eileen Bezeg
Telefax:	917-977-3190

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

HSBC SECURITIES (USA) INC.

By:	/s/ Diane M. Kenna
	Name:	Diane M. Kenna
	Title:	Senior Vice President

Notices hereunder shall be sent to:

HSBC Securities (USA) Inc.
452 Fifth Avenue, 3rd Floor, New York, NY 10018
Attention:	Transaction Management Group
Telefax:	212-525-0238

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

J.P. MORGAN SECURITIES LLC

By:	/s/ Maria Sramek
	Name:	Maria Sramek
	Title:	Executive Director

Notices hereunder shall be sent to:

J.P. Morgan Securities LLC
383 Madison Avenue, New York, NY 10179
Attention:	High Grade Syndicate Desk- 3rd floor
Telefax:	212-834-6081

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

LLOYDS TSB BANK PLC

By:	/s/ Laetitia Tomasso
	Name:	Laetitia Tomasso
	Title:	Director

Notices hereunder shall be sent to:

Lloyds TSB Bank plc
10 Gresham Street, London EC2V 7AE
Attention:	Fixed Income Syndicate
Telefax:	+44 (0) 20 7158 3258

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Joseph A. Crowley
	Name:	Joseph A. Crowley
	Title:	Director

Notices hereunder shall be sent to:

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park, New York, NY 10036
Attention:	High Grade Debt Capital Markets
Telefax:	212-901-7881

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

MORGAN STANLEY & CO. LLC

By:	/s/ Yurij Slyz
	Name:	Yurij Slyz
	Title:	Executive Director

Notices hereunder shall be sent to:

Morgan Stanley & Co. LLC
1585 Broadway, New York, NY 10036
Attention:	Investment Banking Division
Telefax:	212-507-8999

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott G. Primrose
	Name:	Scott G. Primrose
Title:

Notices hereunder shall be sent to:

RBC Capital Markets, LLC
200 Vesey Street, New York, NY 10281
Attention:	Debt Capital Markets
Telefax:	212-658-6137

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

RBS SECURITIES INC.

By:	/s/ Robert Fahrbach
	Name:	Robert Fahrbach
	Title:	Managing Director

Notices hereunder shall be sent to:

RBS Securities Inc.
600 Washington Boulevard, Stamford, CT 06901
Attention:	Debt Capital Markets Syndicate
Telefax:	203-873-4534

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

UBS SECURITIES LLC

By:	/s/ Daniel E. Botoff
	Name:	Daniel E. Botoff
	Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Todd Mahoney
	Name:	Todd Mahoney
	Title:	Managing Director

Notices hereunder shall be sent to:

UBS Securities LLC
677 Washington Blvd, Stamford, CT 06901
Attention:	Fixed Income Syndicate
Telefax:	203-719-0495

[Signature page to Lloyds U.S. Distribution Agreement]

The foregoing U.S. Distribution Agreement
is hereby confirmed and accepted as of the
date first above written.

WELLS FARGO SECURITIES, LLC

By:	/s/ Carolyn Hurley
	Name:	Carolyn Hurley
	Title:	Director

Notices hereunder shall be sent to:

Wells Fargo Securities, LLC
301 S. College Street, Charlotte, NC 28288
Attention:	Transaction Management Department
Telefax:	704-383-9165

[Signature page to Lloyds U.S. Distribution Agreement]

EXHIBIT A

LLOYDS TSB BANK PLC
LLOYDS BANKING GROUP PLC

MEDIUM-TERM NOTES, SERIES A

TERMS AGREEMENT

_______________, 20__

LLOYDS TSB BANK PLC
LLOYDS BANKING GROUP PLC

Attention:

Re:	U.S. Distribution Agreement dated June 6, 2011 (the “Distribution Agreement”)

The undersigned agrees to purchase your Medium-Term Notes, Series A having the terms set forth in the Term Sheet attached hereto as Annex I.

The provisions of Sections 1, 3(b), 3(c), 3(e), 4, 7 through 16 of the Distribution Agreement and the related definitions are incorporated by reference herein and shall be deemed to have the same force and effect as if set forth in full herein.

This Agreement is subject to termination on the terms incorporated by reference herein.

The undersigned agrees to perform its duties and obligations specifically provided to be performed by the Selling Agents in accordance with the terms and provisions of the Distribution Agreement and the Administrative Procedures, as amended or supplemented hereby.

A-1

[SELLING AGENT]

By:
Name:
Title:

Accepted: LLOYDS TSB BANK PLC

By:
Name:
Title:

LLOYDS BANKING GROUP PLC

By:
Name:
Title:

A-2

ANNEX I

A-I-1

EXHIBIT B

LLOYDS TSB BANK PLC

LLOYDS BANKING GROUP PLC

MEDIUM-TERM NOTES, SERIES A

ADMINISTRATIVE PROCEDURES

______________________

Explained below are the administrative procedures and specific terms of the offering from time to time of senior notes designated as Medium-Term Notes, Series A (the “Senior Notes”) and the Subordinated Notes designated as Medium-Term Notes, Series A (the “Subordinated Notes”, and together with the Senior Notes, the “Notes”), on a continuous basis by Lloyds TSB Bank plc (the “Issuer”) pursuant to the U.S. Distribution Agreement, dated as of June 6, 2011 (as may be amended from time to time, the “Distribution Agreement”) among the Issuer, Lloyds Banking Group plc, as guarantor (the “Guarantor”), and the Selling Agents listed on the signature pages therein (collectively or individually, the “Selling Agent”).

The Senior Notes will be issued as senior unsecured indebtedness of the Issuer pursuant to a senior debt securities indenture, dated as of January 21, 2011 among the Issuer, the Guarantor, and The Bank of New York Mellon as trustee (the “Trustee”), as supplemented by the first supplemental indenture dated as of June 6, 2011, among the Issuer, the Guarantor and the Trustee (as amended or modified from time to time, the “Senior Indenture”).

The Subordinated Notes will be issued as subordinated unsecured indebtedness of the Issuer pursuant to a subordinated debt securities indenture, to be entered into among the Issuer, the Guarantor and the Trustee prior to the issuance of Subordinated Notes (as amended or modified from time to time, the “Subordinated Indenture”, and together with the Senior Indenture, the “Indentures” and each an “Indenture”).

In the Distribution Agreement each Selling Agent has agreed to use reasonable efforts to solicit purchases of the Notes, and the administrative procedures explained below will, unless otherwise agreed, govern the issuance and settlement of any Notes sold through each Selling Agent, as agent of the Issuer. Each Selling Agent, as principal, may also purchase Notes for its own account, and if requested by the relevant Selling Agents, the Issuer and the Guarantor, on the one side, and the relevant Selling Agents, on the other side, will enter into a terms agreement (a “Terms Agreement”), as contemplated by the Distribution Agreement. The administrative procedures explained below will govern the issuance and settlement of any Notes purchased by one or more Selling Agents, as principal, unless otherwise specified in the applicable Terms Agreement or otherwise agreed.

The Trustee will be the Paying Agent, Registrar and Transfer Agent for the Notes and the Issuer or an agent appointed by us will act as Calculation Agent and/or Exchange Agent in respect of the Notes, and in each case will perform the duties specified herein.  Each Note will be represented by either (i) a Global Note (as defined below) and delivered to the Trustee, as agent for The Depository Trust Company (“DTC”), and recorded in the book-entry system maintained by DTC (in the case of a Note, a “Book-Entry Note”) or (ii) a certificate delivered to the holder thereof or a person designated by such holder, a “Certificated Note”. Except as set forth in the applicable Indenture, an owner of a Book-Entry Note, as the case may be, will not be entitled to receive a Certificated Note.

Book-Entry Notes, which may be payable in either U.S. dollars or other specified currencies, will be issued in accordance with the administrative procedures set forth in Part I hereof as they may subsequently be amended as the result of changes in DTC’s operating procedures. Certificated Notes will be issued in accordance with the administrative procedures set forth in Part II hereof.

Unless otherwise defined herein, terms defined in the applicable Indenture or any Prospectus Supplement relating to the Notes shall be used herein as therein defined.

The Issuer will advise the relevant Selling Agent(s) in writing of the employees of the Issuer with whom the relevant Selling Agent(s) is to communicate regarding offers to purchase Notes and the related settlement details.

PART I:  ADMINISTRATIVE PROCEDURES FOR BOOK-ENTRY NOTES

In connection with the qualification of the Book-Entry Notes for eligibility in the book-entry system maintained by DTC, the Trustee will perform the custodial, document control and administrative functions described below.

Issuance:
On any date of settlement (as defined under “Settlement” below) for one or more Book-Entry Notes, the Issuer will issue, in the case of the Notes, a single global Note in fully registered form without coupons (a “Global Note”), if applicable, representing up to U.S. $500,000,000 principal amount of all such Notes that have the same Original Issue Date, Maturity Date and other terms. Each Global Note will be dated and issued as of the date of its authentication by the Trustee. Each Global Note will bear an “Interest Accrual Date,” which will be (i) with respect to an original Global Note (or any portion thereof), its original issuance date and (ii) with respect to any Global Note (or any portion thereof) issued subsequently upon exchange of a Global Note, or in lieu of a destroyed, lost or stolen Global Note, the most recent Interest Payment Date to which interest has been paid or duly provided for on the predecessor Global Note or Notes (or if no such payment or provision has been made, the original issuance date of the predecessor Global Note), regardless of the date of authentication of such subsequently issued Global Note. Book-Entry Notes may be payable in either U.S. dollars or other specified currencies. No Global Note will represent any Certificated Note.

If the Pricing Supplement (as defined herein) provides for an extended offering period beyond the Original Issue Date, then on any subsequent date of settlement for Notes having the same Original Issue Date, Maturity Date and other terms as the Notes represented by such Global Note, the Trustee will annotate the Global Note to indicate the change in aggregate principal amount. [For FAST closing][Upon such annotation, the Trustee, by means of an instruction originated through DTC’s Deposit/Withdrawal at Custodian (DWAC) system, will inform DTC to reflect an increase to the aggregate principal amount of the Notes.]

[For MMI closing][Upon such annotation, the Trustee, by means of a delivery versus free trade instruction to DTC, will inform DTC to reflect an increase in the aggregate principal amount of the Notes.]

[For MMI closing, if DVP][Upon such annotation, the Trustee, by means of a delivery versus payment trade instruction to DTC, will inform DTC to reflect an increase to the aggregate principal amount of the Note in exchange for the issuance proceeds.]

Denominations:
Unless otherwise specified in the applicable Pricing Supplement, Book-Entry Notes will be issued in principal amounts of U.S. $1,000 or any amount in excess thereof that is an integral multiple of U.S. $1,000 or, if such Book-Entry Notes are issued in a currency other than U.S. dollars, principal amounts of such currency in denominations of the equivalent of U.S. $1,000 (rounded to an integral multiple of 1,000 units of such currency), and, unless otherwise indicated in the applicable Pricing Supplement, will be denominated in principal amounts not in excess of U.S. $500,000,000. If one or more Book-Entry Notes having an aggregate principal amount in excess of U.S. $500,000,000, would, but for the preceding sentence, be represented by a single Global Note, then one Global Note will be issued to represent each U.S. $500,000,000 principal amount of such Book-Entry Note or Notes and an additional Global Note, will be issued to represent any remaining principal amount of such Book-Entry Note or Notes. In such a case, each of the Global Notes representing such Book-Entry Note or Notes shall be assigned the same CUSIP number.

Preparation of Pricing Supplement:
If any order to purchase a Book-Entry Note is accepted by or on behalf of the Issuer, a pricing supplement (a “Pricing Supplement”) will be prepared by or on behalf of the Issuer and approved by the Issuer reflecting the terms of such Note. The Issuer will arrange to file an electronic format document, in the manner prescribed by the EDGAR Filer Manual, of such Pricing Supplement with the Commission in accordance with the applicable paragraph of Rule 424(b) under the Act.

In each instance that a Pricing Supplement is prepared, the Selling Agent will affix the Pricing Supplement to Prospectuses prior to their use. Outdated Pricing Supplements, and the Prospectuses to which they are attached (other than those retained for files), will be destroyed.

Settlement:
The receipt by the Issuer of immediately available funds in payment for a Book-Entry Note and the authentication and issuance of the Global Note representing such Note shall constitute “settlement” with respect to such Note. All orders accepted by the Issuer will be settled on the fifth Business Day pursuant to the timetable for settlement set forth below unless the Issuer and the purchaser agree to settlement on another day, which shall be no earlier than the next Business Day.

Settlement Procedures:
Unless otherwise specified in any Prospectus or Disclosure Package, Settlement Procedures with regard to each Book-Entry Note sold by the Issuer to or through the Selling Agent (unless otherwise specified pursuant to a Terms Agreement), shall be as follows:

A.	In the case of a Book-Entry Note, the Selling Agent will advise the Issuer by electronic submission that such Note is a Book-Entry Note and of the following settlement information:

	1.	Principal amount.
	2.	Maturity Date.
3.
In the case of a Fixed Rate Book-Entry Note, the Interest Rate, whether such Note will pay interest annually, semiannually or quarterly or, in the case of a Floating Rate Book-Entry Note, the Initial Interest Rate (if known at such time), Interest Payment Date(s), Interest Payment Period, Calculation Agent, Base Rate, Index Maturity, Index Currency, Interest Reset Period, Initial Interest Reset Date, Interest Reset Dates, Spread or Spread Multiplier (if any), Minimum Interest Rate (if any), Maximum Interest Rate (if any) and the Alternate Rate Event Spread (if any).

	4.	Redemption or repayment provisions, if any.

	5.	Ranking.

	6.	Settlement date and time (Original Issue Date).

	7.	Interest Accrual Date.
	8.	Price.

	9.	Selling Agent’s commission, if any, determined as provided in the Distribution Agreement.

	10.	Whether the Note is an Original Issue Discount Note (an “OID Note”), and if it is an OID Note, the applicability of Modified Payment upon Acceleration (and, if so, the Issue Price)

	11.	Whether the Issuer has the option to reset the Spread or Spread Multiplier of the Note.

	12.	Whether the Note is an Optionally Exchangeable Note, a Mandatorily Exchangeable Note, or any form of exchangeable Note.

	13.	Any other applicable provisions.

B.	The Issuer will advise the Trustee by electronic transmission of the information set forth in “Settlement Procedure” “A” above. The Trustee will then assign a

CUSIP number to the Global Note representing a Note and will notify the Issuer and the Selling Agent of such CUSIP number(s) by electronic transmission as soon as practicable.

C.	The Trustee will enter a pending deposit message through DTC’s Participant Terminal System, providing the following settlement information to DTC:

1.	The information set forth in “Settlement Procedure” “A” and “B” above.

2.
The Initial Interest Payment Date for the Notes the number of days by which such date succeeds the related DTC Record Date and, if known, amount of interest payable on such Initial Interest Payment Date.

3.	The CUSIP number of the Global Note.

4.
[For FAST closing][The Selling Agent will instigate a closing call with the Trustee and DTC to confirm the CUSIP number, aggregate principal amount and FAST closing number prior to execution of Global Note and settlement.]

D.	The Trustee will authenticate and deliver the Global Note representing the Note upon its receipt of a written Issuer order requesting authentication

E.	The Trustee will enter a deliver order through DTC’s Participant Terminal System instructing DTC to create the Note and credit such Note to the Selling Agent’s participant account [For MMI Closing, if DVP][and (ii) debit the Selling Agent’s settlement account and credit the Trustee’s settlement account for an amount equal to the price of such Note, less the Selling Agent’s commission, if any.] The entry of such a deliver order shall constitute a representation and warranty by the Trustee to DTC that the Global Note representing a Book-Entry Note has been issued and authenticated.

F.	Unless the Selling Agent or a person holding through the Selling Agent is the end purchaser of the Note, the Selling Agent will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Note to the Selling Agent’s participant account and credit such Note to the participant accounts of the Participants with respect to such Note and (ii) to debit the settlement accounts of such Participants and credit the settlement account of the Selling Agent for an amount equal to the price of such Note.

G.	Transfers of funds in accordance with SDFS deliver

orders described in Settlement Procedures “E” and “F” will be settled in accordance with SDFS operating procedures in effect on the settlement date.

H.
[For MMI closing, if DVP][Upon credit to the account of the Trustee, the Trustee will credit to the account of the Issuer maintained at Bank of America N.A., New York, in funds available for immediate use in the amount transferred to the Trustee in accordance with “Settlement Procedure” “E”.]

I.
Unless the Selling Agent is the end purchaser of the Note, the Selling Agent will confirm the purchase of such Note to the purchaser either by transmitting to the Participants with respect to such Note a confirmation order or orders through DTC’s institutional delivery system or by mailing a written confirmation to such purchaser.

J.
Upon request, the Trustee will make available to the Issuer a statement setting forth the principal amount of Notes outstanding as of that date under the applicable Indenture, and setting forth a brief description of any sales of which the Issuer has advised the Trustee that have not yet been settled.

Settlement Procedures Timetable:
For sales by the Issuer of Book-Entry Notes to or through the Selling Agent (unless otherwise specified pursuant to a Terms Agreement) for settlement on the first Business Day after the sale date, Settlement Procedures “A” through “J” set forth above shall be completed as soon as possible but not later than the respective times in New York City set forth below:

Settlement
Procedure	Time
A	11:00 A.M. on the sale date
B	11:00 A.M. on the sale date
C	12:00 Noon on the sale date
D	2:00 P.M. on the sale date
[MMI; DVP][E	12:00 P.M. on the settlement date]
F	12:00 P.M. on the settlement date
G-H	2:00 P.M. on the settlement date
[MMI; DVP][I	5:00 P.M. on the settlement date]
J	5:00 P.M. on the settlement date

If a sale is to be settled more than one Business Day after the sale date, Settlement Procedures “A”, “B” and “C” shall be completed as soon as practicable but no later than 11:00 A.M., 11:00 A.M., 12 Noon and 2:00 P.M., respectively, on the first Business Day after the sale date.

“Settlement Procedure” “H” is subject to extension in

accordance with any extension of Fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the settlement date.

[For MMI closing][If settlement of a Book-Entry Note is rescheduled or canceled, the Trustee, after receiving notice from the Issuer or the Selling Agent, will deliver to DTC, through DTC’s Participant Terminal System, a cancellation message to such effect by no later than 2:00 P.M. on the Business Day immediately preceding the scheduled settlement date.]

Failure to Settle:
If the Trustee fails to enter a deliver order with respect to a Book-Entry Note pursuant to “Settlement Procedure” “F”, the Trustee may deliver to DTC, through DTC’s Participant Terminal System, as soon as practicable a withdrawal message instructing DTC to debit such Note to the Trustee’s participant account, provided that the Trustee’s participant account contains a principal amount of the Global Note representing such Note that is at least equal to the principal amount or face amount to be debited. If a withdrawal message is processed with respect to all the Book-Entry Notes represented by a Global Note, the Trustee will mark such Global Note “canceled,” make appropriate entries in the Trustee’s records and send such canceled Global Note to the Issuer. The CUSIP number assigned to such Global Note shall, in accordance with the procedures of the CUSIP Service Bureau of Standard & Poor’s Corporation, be canceled and not immediately reassigned. If a withdrawal message is processed with respect to one or more, but not all, of the Book-Entry Notes represented by a Global Note, the Trustee will exchange such Global Note for two Global Notes one of which shall represent such Book-Entry Note or Notes and shall be canceled immediately after issuance and the other of which shall represent the remaining Book-Entry Notes previously represented by the surrendered Global Note and shall bear the CUSIP number of the surrendered Global Note.

If the purchase price for any Book-Entry Note is not timely paid to the Participants with respect to such Note by the beneficial purchaser thereof (or a person, including an indirect participant in DTC, acting on behalf of such purchaser), such Participants and, in turn, the Selling Agent may enter SDFS deliver orders through DTC’s Participant Terminal System reversing the orders entered pursuant to Settlement Procedure “G”. Thereafter, the Trustee will deliver the withdrawal message and take the related actions described in the preceding paragraph.

Notwithstanding the foregoing, upon any failure to settle

with respect to a Book-Entry Note, DTC may take any actions in accordance with its SDFS operating procedures then in effect.

In the event of a failure to settle with respect to one or more, but not all, of the Book-Entry Notes to have been represented by a Global Note the Trustee will provide, in accordance with Settlement Procedures “C” and “D”, for the authentication and issuance of a Global Note representing the Book-Entry Notes to be represented by such Global Note and will make appropriate entries in its records.

PART II:	ADMINISTRATIVE PROCEDURES FOR CERTIFICATED NOTES

The Trustee will serve as registrar in connection with the Certificated Notes.

Issuance:
Each Certificated Note will be dated and issued as of the date of its authentication by the Trustee. Each Certificated Note will bear an Original Issue Date, which will be (i) with respect to an original Certificated Note (or any portion thereof), its original issuance date (which will be the settlement date) and (ii) with respect to any Certificated Note (or portion thereof) issued subsequently upon transfer or exchange of a Certificated Note or in lieu of a destroyed, lost or stolen Certificated Note, the original issuance date of the predecessor Certificated Note, regardless of the date of authentication of such subsequently issued Certificated Note.

Preparation of Pricing Supplement:
If any order to purchase a Certificated Note is accepted by or on behalf of the Issuer, a pricing supplement (a “Pricing Supplement”) will be prepared by or on behalf of the Issuer and approved by the Issuer reflecting the terms of such Note. The Issuer will arrange to file an electronic format document, in the manner prescribed by the EDGAR Filer Manual, of such Pricing Supplement with the Commission in accordance with the applicable paragraph of Rule 424(b) under the Act. The Selling Agent will cause such Pricing Supplement to be delivered to the purchaser of the Note.

In each instance that a Pricing Supplement is prepared, the Selling Agent will affix the Pricing Supplement to Prospectuses prior to their use. Outdated Pricing Supplements, and the Prospectuses to which they are attached (other than those retained for files), will be destroyed.

Settlement:	The receipt by the Issuer of immediately available funds in exchange for an authenticated Certificated Note delivered to the Selling Agent and the Selling Agent’s delivery of such Note against receipt of immediately available funds shall constitute “settlement” with respect to such Note. All offers accepted by the Issuer will be settled on or before the fifth Business Day next succeeding the date of acceptance pursuant to the timetable for settlement set forth below, unless the Issuer and the purchaser agree to settlement on another date.

Settlement Procedures:	Settlement Procedures with regard to each Certificated Note sold by the Issuer to or through the Selling Agent (unless otherwise specified pursuant to a Terms Agreement) shall be as follows:

A.	In the case of Certificated Notes, the Selling Agent will advise the Issuer by electronic submission that such Note is a Certificated Note and of the following settlement information:

	1.	Name in which such Note is to be registered (“Registered Note Owner”).

	2.	Required KYC documentation for the holder

	3.	Address of the Registered Note Owner and address for payment of principal and interest or standard payment instructions.

	4.	Taxpayer identification number of the Registered Note Owner (if available) and an original copy of the W8/W9 tax form.

	5.	Principal amount.

	6.	Maturity Date.

7.
In the case of a Fixed Rate Certificated Note, the Interest Rate, whether such Note will pay interest annually or semiannually  or, in the case of a Floating Rate Certificated Note, the Initial Interest Rate (if known at such time), Interest Payment Date(s), Interest Payment Period, Calculation Agent, Base Rate, Index Maturity, Index Currency, Interest Reset Period, Initial Interest Reset Date, Interest Reset Dates, Spread or Spread Multiplier (if any), Minimum Interest Rate (if any), Maximum Interest Rate (if any) and the Alternate Rate Event Spread (if any).

	8.	Redemption or repayment provisions, if any.

	9.	Ranking.

	10.	Settlement date and time (Original Issue Date).

	11.	Interest Accrual Date.

	12.	Price.

	13.	Selling Agent’s commission, if any, determined as provided in the Distribution Agreement.

	13.	Denominations.

	14.	Specified Currency.

	15.	Whether the Note is an OID Note, and if it is an OID Note, the applicability of Modified Payment upon Acceleration (and if so, the Issue Price).

	16.	Whether the Issuer has the option to reset the Spread or Spread Multiplier of the Note.

	17.	Any other applicable provisions.

B.	The Issuer will advise the Trustee by electronic transmission (confirmed in writing at any time on the sale date) of the information set forth in Settlement Procedure “A” and “B” above, as applicable.

C.	The Issuer will have delivered to the Trustee a pre-printed Note.

D.	The Trustee will with respect to a Note, authenticate such Note and deliver it (with the confirmation) upon receipt of a written authentication order from the Issuer to the investor or such party as instructed by the Issuer.

E.	The Selling Agent will confirm receipt of payment in immediately available funds and instruct the Trustee by electronic transmission to release the Note.

F.	The Trustee will send a copy of the Note register and the authenticated Note to the Issuer, evidencing that the issuance has been completed, the Note register formed and that the Note has been delivered.

Settlement Procedures Timetable:	For sales by the Issuer of Certificated Notes to or through the Selling Agent (unless otherwise specified pursuant to a Terms Agreement), Settlement Procedures “A” through “F” set forth above shall be completed on or before the respective times in New York City set forth below:

Settlement
Procedure	Time
A	2:00 P.M. two days prior to settlement date
B	2:00 P.M. on or before day before settlement date
C	3:00 P.M. on day before settlement date
D-E	2:15 P.M. on settlement date
F	3:00 P.M. on settlement date

Failure to Settle:	If a purchaser fails to accept delivery of and make

payment for any Certificated Note, the Selling Agent will notify the Issuer and the Trustee by electronic transmission and return such Note to the Trustee. Upon receipt of such notice, the Issuer will immediately wire transfer to the account of the Selling Agent an amount equal to the amount previously credited thereto in respect to such Note. Such wire transfer will be made on the settlement date, if possible, and in any event not later than the Business Day following the settlement date. If the failure shall have occurred for any reason other than a default by the Selling Agent in the performance of its obligations hereunder and under the Distribution Agreement, then the Issuer will reimburse the Selling Agent or the Trustee, as appropriate, on an equitable basis for its loss of the use of the funds during the period when they were credited to the account of the Issuer. Immediately upon receipt of the Certificated Note in respect of which such failure occurred, the Trustee will mark such note “canceled,” make appropriate entries in the Trustee’s records and send such Note to the Issuer.

EXHIBIT C

LLOYDS TSB BANK PLC
LLOYDS BANKING GROUP PLC

MEDIUM-TERM NOTES, SERIES A

FORM OF AGENT ACCESSION LETTER

_______________, 20__

[Name of Selling Agent]
[Address of Selling Agent]

Ladies and Gentlemen:

Lloyds TSB Bank plc, a public limited company incorporated and registered in England, United Kingdom (the “Issuer”), and Lloyds Banking Group plc, a public limited company incorporated and registered in Scotland, United Kingdom (the “Guarantor”) previously entered into a U.S. Distribution Agreement dated as of June 6, 2011 (the “Distribution Agreement”), among the Issuer, the Guarantor and the other agents signatory thereto (the “Existing Selling Agents”), with respect to the issue and sale from time to time by the Issuer (each, an “offering”) of its Medium-Term Notes, Series A (the “Notes”).  A copy of the Distribution Agreement, including the Administrative Procedures with respect to the issuance of the Notes attached thereto as Annex B, is attached hereto.  The Notes will be entitled to the benefit of a full and unconditional guarantee by the Guarantor as set forth in the applicable Indenture.

In accordance with Section 3(f) of the Distribution Agreement, we hereby confirm that, with effect from the date hereof, you shall become a party to, and a Selling Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of a Selling Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement.  Your obligation to act as Selling Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the Existing Selling Agents pursuant to Sections 5 and 6 of the Distribution Agreement.  By your signature below, you confirm that such documents are to your satisfaction.  For purposes of Section 12 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties in accordance with the terms and provisions of the Distribution Agreement and the Administrative Procedures, as amended or supplemented hereby.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.  This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours, LLOYDS TSB BANK plc

By:
Name:
Title:

LLOYDS BANKING GROUP plc

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

[Insert name of Additional Selling Agent and information pursuant to Section 12 of the Distribution Agreement]

ANNEX I

FORM OF OPINION OF
DAVIS POLK & WARDWELL LLP, U.S. COUNSEL
FOR THE ISSUER AND THE GUARANTOR

Based upon the foregoing, and subject to the assumptions, qualifications and limitations contained therein:

1.
Assuming that the Distribution Agreement has been duly authorized, executed and delivered by the Issuer insofar as English law is concerned and by the Guarantor insofar as Scots law is concerned, the Distribution Agreement has been duly executed and delivered by the Issuer and the Guarantor.

2.
Assuming that the Indenture has been duly authorized, executed and delivered by the Issuer insofar as English law is concerned and by the Guarantor insofar as Scots law is concerned, the Indenture has been duly authorized, executed and delivered by the Issuer and the Guarantor and the Indenture is a valid and binding agreement of the Issuer and the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

3.
Assuming that the Notes have been duly authorized, executed and delivered by the Issuer insofar as English law is concerned, the Notes, when the Notes are executed and authenticated in accordance with the provisions of the terms of the Indenture and delivered to and paid for by the purchasers thereof, the Notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, and will be entitled to the benefits of the Indenture.

4.
Assuming the due authorization of the Notes by the Issuer and the due authorization of the Guarantee endorsed on each Note by the Guarantor, the Guarantees, when the Notes (and the Guarantees endorsed thereon) are executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the purchasers thereof, will be valid and binding obligations of the Guarantor, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

5.
Assuming that the Distribution Agreement has been duly authorized, executed and delivered by the Issuer insofar as English law is concerned and the Guarantor insofar as Scots law is concerned, under the laws of the State of New York relating to personal jurisdiction, each of the Issuer and the Guarantor has, pursuant to Section 17 of the Distribution Agreement and Section 1.14 of the Indenture, validly and irrevocably submitted to the non-exclusive personal jurisdiction of any state or United States federal court located in the Borough of Manhattan, the City of New York, New York (each a “New York Court”) in any action arising out of or relating to the Indenture and the Distribution Agreement or the transactions contemplated thereby, has validly and irrevocably waived to the fullest extent it may effectively do so any objection to the venue of a proceeding in any such New York Court, and has validly and irrevocably appointed the Chief U.S. Counsel of Lloyds TSB Bank plc (or any successor thereto) as its authorized agent for the purpose described in Section 17 of the Distribution Agreement and Section 1.14 of the Indenture; and service of process effected on such agent in the manner set forth in Section 17 of the Distribution Agreement and Section 1.14 of the Indenture will be effective to confer valid personal jurisdiction on the Issuer and the Guarantor.

6.	Each of the Issuer and the Guarantor is not required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

7.
Except as disclosed in the Prospectus, the execution and delivery by the Issuer of, and the performance by the Issuer of its respective obligations under, the Distribution Agreement, the Indenture, the Notes and the Guarantees (collectively, the “Documents”), and the execution and delivery by the Guarantor of, and the performance by the Guarantor of its obligations under, the Documents will not contravene any provision of the laws of the State of New York or any federal law of the United States of America that in such counsel’s experience is normally applicable to general business corporations in relation to transactions of the type contemplated thereby, provided that such counsel does not express an opinion as to federal or state securities laws.

8.
No consent, approval, authorization or order of, or qualification with, any governmental body or agency under the laws of the State of New York or any federal law of the United States of America that in such counsel’s experience is normally applicable to general business corporations in relation to transactions of the type contemplated by the Documents is required for the execution, delivery and performance by the Issuer or the Guarantor of their respective obligations under the Documents, except such as may be required under federal or state securities or Blue Sky laws as to which such counsel does not express an opinion and except that no opinion is expressed herein with respect to whether the purchase of any Notes constitutes a “prohibited transaction” under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, or any laws similar to those provisions.

Such counsel has considered the statements included in the Basic Prospectus under the caption “Description of Debt Securities” and the Prospectus Supplement under the caption “Description of the Notes and the Guarantees” insofar as they summarize provisions of the Documents. In such counsel’s opinion, such statements fairly summarize these provisions in all material respects. The statements included in the Prospectus Supplement under the caption “U.S. Federal Income Tax Consequences”, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, fairly and accurately summarize the matters referred to therein in all material respects.

Such counsel points out that the opinions in paragraphs 3, 4, 5, and 6 above and the opinion in the preceding paragraph as to the statements in the Prospectus under the captions “Description of Debt Securities” (in the Basic Prospectus) and “Description of the Notes and the Guarantees” (in the Prospectus Supplement) do not address any application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission to the Securities, the payments of principal or interest on which, or any other payment with respect to which, will be determined by reference to one or more currency exchange rates, commodity prices, securities issued by the Issuer, the Guarantor or by entities affiliated or unaffiliated with the Issuer or the Guarantor, baskets of such securities or indices and on such other terms as may be set forth in the relevant pricing supplement specifically relating to the Securities.

ANNEX II

FORM OF 10b-5 LETTER OF
DAVIS POLK & WARDWELL LLP, U.S. COUNSEL
FOR THE ISSUER AND THE GUARANTOR

On the basis of the information gained in the course of the performance of the services rendered above, but without independent check or verification except as stated above:

1.
the Registration Statement and the Prospectus appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the applicable rules and regulations of the Commission thereunder; and

2.	nothing has come to our attention that causes us to believe that in so far as relevant to the offering of the Securities:

a.
the Registration Statement as of its effective date contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or

b.
the Prospectus as of its date or as of the date hereof contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In providing this letter to the Agents, such counsel has not been called to pass upon, and such counsel does not express a view regarding (i) the financial statements or financial schedules or other financial or accounting data included in the Registration Statement or the Prospectus, or (ii) the Statement of Eligibility of the Trustee on Form T-1. It is understood, for the purpose of this letter, that any data furnished in accordance with “Guide 3. Statistical Disclosure by Bank Holding Companies” under the Act is financial data.

Such counsel points out that this letter does not address any application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission to the Securities, the payments of principal or interest on which, or any other payment with respect to which, will be determined by reference to one or more currency exchange rates, commodity prices, securities issued by the Issuer, the Guarantor or by entities affiliated or unaffiliated with the Issuer or the Guarantor, baskets of such securities or indices and on such other terms as may be set forth in the relevant pricing supplement specifically relating to the Securities.

II-1

ANNEX III

FORM OF DUNDAS & WILSON CS LLP, SCOTTISH COUNSEL
TO THE ISSUER AND THE GUARANTOR

Based upon the foregoing and subject to the assumptions, qualifications and limitations contained therein:

1.
Status and capacity: the Guarantor has been duly incorporated in Great Britain as a limited liability company and is validly registered under the law of Scotland, and has the corporate power and authority under such law to conduct its business through its subsidiaries as expressly described in the Prospectus and/or Prospectus Supplement.  The Search revealed no order or resolution for the winding-up of the Guarantor and no notice of appointment in respect of the Guarantor of a liquidator, receiver, administrative receiver or administrator as at the date and time of the Search.

2.
Corporate authority and execution: The creation and issuance of the Guarantees, and the execution, delivery and performance by the Guarantor of the Documents, is within the corporate power of the Guarantor, and has been duly authorised by all necessary corporate action on the part of the Guarantor, and, insofar as Scots law governs the formalities of execution and delivery thereof, each Document has been duly executed and delivered by the Guarantor.

3.
Documents binding: The obligations on the part of the Guarantor under the Documents are legal, valid and binding obligations of the Guarantor enforceable against the Guarantor (as the case may be) in the Scottish courts.

4.
Guarantees binding: Each of the Guarantees (upon endorsement on the Notes in accordance with the terms of the Senior Indenture), insofar as Scots law governs the formalities of execution and delivery thereof, will have been duly executed by or on behalf of the Guarantor, and (upon execution, authentication, issue and delivery of the relevant Notes) the obligations on the part of the Guarantor under the Guarantees will constitute legal, valid and binding obligations of the Guarantor enforceable against the Guarantor in the Scottish courts.

5.
Official consents: No authorisations, approvals, consents or licences of governmental, judicial or public bodies or authorities of or in Scotland (together consents), except such consents as may be required under statutory provisions (other than the Companies Act 2006 as it applies to a company having its registered office in Scotland) or regulations or practices applying in Great Britain as a whole, are required by the Guarantor, as a result of being a Scottish registered company, for the execution, issue and delivery of the Guarantees.

6.
Non-conflict with constitution or laws: Neither the execution, delivery and performance by the Guarantor of the Documents, nor the execution, issue, delivery and performance by the Guarantor of the Guarantees, will of itself result in any violation in any material respect of:

(a)	the Memorandum or Articles of Association of the Guarantor; or

III-1

(b)	any existing applicable mandatory provision of Scots law or regulation.

7.
Enforcement and choice of law: The Selling Agents would under current practice of the Scottish courts (assuming the effect of Section 17 of the Distribution Agreement is not to prorogate the exclusive jurisdiction of the courts in the Borough of Manhattan therein referred to (the New York Courts)) be permitted to commence proceedings against the Guarantor in the Scottish courts for enforcement of the Distribution Agreement and the Scottish courts would accept jurisdiction in any proceedings for so long as the Guarantor remained domiciled in Scotland, and, upon proper averments being made in a Scottish court in any such proceedings, the choice of the law of the State of New York as the governing law of the Distribution Agreement would be upheld as a valid choice of law by that court.

8.
Submission to jurisdiction: The submission by the Guarantor in Section 17 of the Distribution Agreement to the jurisdiction of the New York Courts, and the designation, appointment and empowerment by the Guarantor under the said Section 17 of an agent for service, would be upheld by the Scottish courts as valid and effective.

9.
Recognition of foreign judgments: In relation to any Guarantee or other Document which is expressed to be governed by the law of the State of New York as its governing law, a judgment of the New York Courts as the relevant forum against the Guarantor would be recognised in Scotland through an action of decree–conform under common law in the Court of Session in Scotland, assuming that (I) the court which issued the judgment had jurisdiction and acted judicially with no element of unfairness, (II) such judgment was final, not obtained by fraud, or a revenue or penal action, remained capable of enforcement in the place it was pronounced and was not contrary to natural justice, and (III) enforcement of the judgment is not contrary to Scottish public policy.

III-2

ANNEX IV

FORM OF OPINION OF LINKLATERS LLP
ENGLISH SOLICITORS TO THE ISSUER AND THE GUARANTOR

Based on the foregoing and subject to the assumptions, qualifications and limitations contained therein:

1.	The Issuer is a company incorporated in England under the Companies Acts 1862 and 1985.

2.
The Issuer has the corporate power to enter into and to perform its obligations under the Principal Agreements and the Notes and has taken all necessary corporate action to authorise its execution, delivery and performance of the Principal Agreements and the Notes.

3.
No United Kingdom stamp duty (including that charged on the issue of bearer instruments) is payable in connection with the execution and delivery of the Principal Agreements, the Guarantee, or the issue of the Notes. Stamp duty reserve tax may arise where the Notes are issued into a clearance system or depository receipt system, where the Notes do not constitute exempt loan capital for the purposes of Subsections 79(4),(5) and (6) of the Finance Act 1986. Such counsel has not been asked to, and such counsel does not, express (i) any other opinion as to such duties or taxes that will or may arise as a result of any other transaction effected in connection with the Notes or (ii) any opinion as to any other taxation (including Value Added Tax) which will or may arise as a result of any transaction effected in connection with the Notes.

4.
The statements in the section of the Prospectus Supplement entitled “Certain U.K and U.S Federal Tax Consequences” (and in the section of the Issuer’s Form 6-K referred to therein), insofar as such statements constitute a general summary of both current United Kingdom tax law and United Kingdom H.M. Revenue & Customs practice relevant to the issue of the Notes, fairly and accurately summarise the matters referred to therein.

5.
There are no consents, approvals, authorisations or orders required by the Issuer or the Guarantor from any governmental or other regulatory agencies in the United Kingdom in connection with the issue and offering of the Notes, the performance by the Issuer of its obligations under the Principal Agreements and the Notes or the performance by the Guarantor of its obligations under the Guarantee.

6.
There are no registration, filing or similar formalities imposed in the United Kingdom upon the Issuer, the Guarantor or the Selling Agents in relation to the issue or offering of the Notes or the performance by the Issuer or the Guarantor of their obligations under the Notes and the Guarantee, respectively, provided that no public offer by the Issuer, the Guarantor or the Selling Agents (or any person acting on their behalf) is made in the United Kingdom, other than in the circumstances set out in Section 86 of the FSMA.

7.
There will be no contravention of the provisions of Sections 118, 397(2) or 397(3) of the FSMA in respect of stabilisation transactions carried out in respect of the Notes (“Stabilisation Transactions”), or of the insider dealing provisions contained in Part V of the Criminal Justice Act 1993 by virtue of dealing in or encouraging another person to deal in the Notes for the purposes of Stabilisation Transactions provided that anything done for the purpose of Stabilisation Transactions is done in conformity with the price stabilising rules of the FSA and is done during such period before and after the issue of the Notes as is specified by those rules.

8.
In any court proceedings taken in England for the enforcement of the provisions of the Principal Agreements or the Notes the choice of New York law as the governing law thereof will be recognised and upheld.

9.
The submission to the jurisdiction of the New York Courts (as defined below) by the Issuer and appointment of an agent for the service of process contained in the Senior Indenture and the Distribution Agreement are valid under English law as currently in force and under current practice of the English courts at the date hereof; and a final and conclusive judgment of any state or federal court in the City and State of New York (each a “New York Court” and together the “New York Courts”) in respect of any legal suit, action or proceeding brought to enforce any liability of the Issuer under the Principal Agreements or the Notes (a “United States Judgment”) would be capable of being enforced by fresh proceedings in an English court against the Issuer without the necessity for a re-trial or re-examination of the matters thereby adjudicated unless:

(i)
the English court is not satisfied, in accordance with its own conflict of law principles, that the New York Court had jurisdiction over the Issuer (the English court will normally be so satisfied if the Issuer has freely submitted to the jurisdiction of the New York Court);

(ii)	the judgment is not for a specific sum of money;

(iii)	the judgment was not final and conclusive;

(iv)	the judgment was obtained by fraud or misrepresentation;

(v)	enforcement of the judgment would be contrary to English public policy or if the proceedings in which the judgment was obtained were contrary to natural justice; or

(vi)	the proceedings were of a revenue or penal nature; and

provided that:

(i)
execution of an English judgment based on a judgment of a New York Court may be stayed if the latter judgment is the subject of a pending appeal or the judgment debtor is entitled and intends to appeal against the judgment;

(ii)
in any proceedings to enforce in an English court a foreign judgment (including a United States Judgment) it is open to the defendant to raise any counterclaim that he could have brought if the action had originally been brought in England unless the subject of the counterclaim was in issue and decided in the proceedings before the New York Court; and

(iii)
(a) by virtue of the Protection of Trading Interests Act 1980, a judgment for multiple damages will not be enforceable and (b) under that Act, United Kingdom citizens and corporations and other persons carrying on business in the United Kingdom may recover sums paid under foreign judgments (including a United States Judgment) for multiple damages in excess of the compensation for the loss of the person in whose favour the foreign judgment was given.

10.
There will have been no contravention of the provisions of Section 21 of the FSMA provided that the contents of any communication within the scope of that section, made or caused to be made in the United Kingdom (or, in the case of a communication originating outside the United Kingdom, capable of having an effect in the United Kingdom) (within the meaning of that Act) were first approved by an authorised person for the purposes of that Act or the communication fell within one of the exceptions contained in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

11.
Neither the execution, delivery and performance by the Issuer of the Principal Agreements, nor the creation or issue of Notes, will of itself (a) result in any violation of the Memorandum or Articles of

Association of the Issuer or (b) any violation in any material respect of any applicable mandatory provision of English law or regulation of general application binding on the Issuer.

ANNEX V

FORM OF OPINION OF
ALLEN & OVERY LLP, U.S. COUNSEL
FOR THE AGENTS

Based on the foregoing and subject to the assumptions, qualifications and limitations contained therein:

(a)
The Senior Indenture has been duly qualified under the U.S. Trust Indenture Act of 1939, as amended (the Trust Indenture Act), and has been executed and delivered by each of the Issuer and the Guarantor and constitutes a valid and binding obligation of each of the Issuer and the Guarantor, enforceable against each of the Issuer and the Guarantor in accordance with its terms.

(b)
The Notes to be issued under the Senior Indenture, when issued in accordance with the Agreements, will constitute valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms, and such Notes will be entitled to the benefits of the Senior Indenture.

(c)
The Guarantees of the Notes to be issued under the Senior Indenture, when issued in accordance with the Agreements, will constitute valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their terms, and such Guarantees will be entitled to the benefits of the Senior Indenture.

V-1

ANNEX VI

FORM OF 10B-5 OF
ALLEN AND OVERY LLP, U.S. COUNSEL
FOR THE AGENTS

Subject to the foregoing, such counsel hereby advises you that (a) each document filed pursuant to the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), and incorporated by reference in the Prospectus (except for the financial statements and information of a financial or accounting nature and assessments of or reports on the effectiveness of internal control over financial reporting included therein, as to which such counsel does not express any view), when so filed complied as to form in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the Commission thereunder and (b)(i) each part of the Registration Statement, when such part became effective and (ii) the Prospectus, as of the date thereof (except for the financial statements and information of a financial or accounting nature and assessments of or reports on the effectiveness of internal control over financial reporting included therein and the Statement of Eligibility of the Trustee (Form T-1) included as an exhibit to the Registration Statement, as to which such counsel does not express any view), complied as to form in all material respects with the requirements of the Securities Act and the U.S. Trust Indenture Act of 1939, as amended, and the applicable rules and regulations of the Commission thereunder.

Further, subject again to the foregoing, on the basis of the information such counsel gained in the course of performing the services referred to above, such counsel hereby advises you that nothing has come to such counsel’s attention that has caused such counsel to believe that (a) any part of the Registration Statement when such part became effective (except for the financial statements and information of a financial or accounting nature and assessments of or reports on the effectiveness of internal control over financial reporting included therein and the Statement of Eligibility of the Trustee (Form T-1) included as an exhibit to the Registration Statement, as to which such counsel does not express any view), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Prospectus as of the date hereof (except for the financial statements and information of a financial or accounting nature and assessments of or reports on the effectiveness of internal control over financial reporting included therein, as to which such counsel does not express any view), contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

VI-1

Exhibit 4.1

_______________________________________

LLOYDS TSB BANK PLC

as Issuer,

LLOYDS BANKING GROUP PLC

as Guarantor,

and

THE BANK OF NEW YORK MELLON,

acting through its London Branch

as Trustee
_______________________________________

FIRST SUPPLEMENTAL INDENTURE

MEDIUM-TERM NOTES, SERIES A

dated as of June 6, 2011

to

THE SENIOR DEBT SECURITIES INDENTURE

dated as of January 21, 2011

_______________________________________

FIRST SUPPLEMENTAL INDENTURE (“First Supplemental Indenture”), dated as of June 6, 2011, among LLOYDS TSB BANK PLC, a corporation incorporated in England and Wales with registered number 2065, as issuer (the “Company”), LLOYDS BANKING GROUP PLC, a corporation incorporated in Scotland with registered number 95000, as guarantor (the “Guarantor”) and THE BANK OF NEW YORK MELLON, acting through its London Branch, as trustee (the “Trustee”).

WITNESSETH

WHEREAS, the Company, the Guarantor and the Trustee have executed and delivered a Senior Debt Securities Indenture dated January 21, 2011 (the “Senior Indenture,” and together with this First Supplemental Indenture, the “Indenture”) to provide for the issuance of the Company’s Senior Debt Securities (the “Securities”), including Medium-Term Notes, Series A (as defined herein);

WHEREAS, the parties hereto desire to establish a series of Securities (the “Medium-Term Notes”) to be known as the “Medium-Term Notes, Series A”. The Medium-Term Notes may be issued from time to time in any number of sub-series and any Medium-Term Notes issued as part of this series and any such sub-series will constitute a single series of Securities under the Indenture and shall be included in the definition of “Securities” where the context requires;

WHEREAS, the parties hereto desire to establish the form of the Medium-Term Notes and the Guarantee to be endorsed thereon pursuant to Sections 2.01 and 3.01 of the Senior Indenture;

WHEREAS, Section 9.01(f) of the Senior Indenture permits the Company, the Guarantor and the Trustee to enter into a supplemental indenture to establish the forms or terms of Securities of any series as permitted under Sections 2.01 and 3.01 of the Senior Indenture without the consent of holders;

WHEREAS, Section 9.01(d) of the Senior Indenture permits the Company, the Guarantor and the Trustee to add to, change or eliminate any provisions of the Senior Indenture, subject to certain conditions;

WHEREAS, there are no Medium-Term Notes Outstanding of any series created prior to the execution of this supplemental indenture;

WHEREAS, the Board of Directors and the Guarantor Board of Directors have authorized the entry into this First Supplemental Indenture, as required by Section 9.01 of the Senior Indenture; and

WHEREAS, the Company and the Guarantor have requested that the Trustee execute and deliver this First Supplemental Indenture and whereas all actions required by it to be taken in order to make this First Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms, have been taken and performed, and the execution and delivery of this First Supplemental Indenture has been duly authorized in all respects.

1

NOW, THEREFORE, the Company, the Guarantor and the Trustee mutually covenant and agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.  Definition of Terms.  For all purposes of this First Supplemental Indenture:

(a)           a term defined anywhere in this First Supplemental Indenture has the same meaning throughout;

(b)           capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Senior Indenture;

(c)           the singular includes the plural and vice versa;

(d)           headings are for convenience of reference only and do not affect interpretation; and

(e)           for purposes of this First Supplemental Indenture and the Senior Indenture, the term “series” shall mean the series of Securities designated as Medium-Term Notes, Series A and shall include any sub-series of Medium-Term Notes issued as part of such series.

ARTICLE 2
FORM OF MEDIUM-TERM NOTES AND GUARANTEE

Section 2.01.  Form of Medium-Term Note.  The form of any Security that is designated as a Medium-Term Note shall be substantially in the form of Exhibit A to this First Supplemental Indenture and as may be determined from time to time pursuant to Company Orders pursuant to Section 3.01 of the Senior Indenture and in accordance with Section 3.03 of this First Supplemental Indenture.

Section 2.02.  Form of Guarantee to be Endorsed on Medium-Term Note.  The form of any Guarantee to be endorsed on any Medium-Term Note shall be substantially in the form of Exhibit B to this First Supplemental Indenture.

ARTICLE 3
THE MEDIUM-TERM NOTES, SERIES A

Section 3.01.  Medium-Term Notes Issuable in Sub-Series. The Medium-Term Notes will be issued as part of the same series and may be issued in any number of sub-series.

Section 3.02.  Authentication of the Medium-Term Notes. Notwithstanding Section 1.02 of the Senior Indenture, for purposes of the Medium-Term Notes, including

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any sub-series of Medium-Term Notes, issued under the Indenture, Section 3.03 of the Senior Indenture is amended and restated in its entirety and shall read as follows:

Section 3.03. Authentication of the Medium-Term Notes. The Medium-Term Notes shall be executed on behalf of the Company by any Executive Officer. The signature of any Executive Officer on the Medium-Term Notes may be manual or facsimile. Medium-Term Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officer of the Company shall bind the Company, notwithstanding that such individual has ceased to hold such office prior to the authentication and delivery of such Medium-Term Notes.

At any time and from time to time after the execution and delivery of this First Supplemental Indenture, the Company may deliver Medium-Term Notes of any sub-series executed by the Company having endorsed thereon the Guarantee by the Guarantor to the Trustee for authentication, together with , no later than 10:00 AM London time on the Business Day prior to an issuance date, a Company Order (as described below) for the authentication and delivery of such Medium-Term Notes, and the Trustee in accordance with the Company Order shall authenticate and deliver such Medium-Term Notes.

In authenticating any such Medium-Term Notes and accepting the additional responsibilities under the Indenture in relation to such Medium-Term Notes, the Trustee shall be entitled to receive (in the case of (b) only at or before the time of the first request of the Company to authenticate the first Medium-Term Note of the series known as Medium-Term Notes, Series A), and (subject to Section 6.01 of the Senior Indenture) shall be fully protected in relying upon:

(a)           the Company Order attaching the Medium-Term Note(s) setting forth the terms thereof established pursuant to Section 3.01 of the Senior Indenture and stating the recitals contained in Section 1.02 of the Senior Indenture, including, that all conditions precedent for the authentication of such Medium-Term Note have been complied with; and

(b)           an Opinion of Counsel stating the recitals contained in Section 1.02 of the Senior Indenture and that (i) the form and terms of such Medium-Term Notes have been established in conformity with the provisions of the Indenture, and (ii) that this First Supplemental Indenture constitutes, and such Medium-Term Notes, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and binding obligations of the Company and the Guarantor enforceable in accordance with their terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditor's rights and by general principles of equity.

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The Trustee shall not be required to authenticate such Medium-Term Notes if the issue of such Medium-Term Notes pursuant to this First Supplemental Indenture will affect the Trustee’s own rights, duties or immunities under the Medium-Term Notes and the Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Each Medium-Term Note shall be dated the date of its authentication.

No Medium-Term Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Medium-Term Note a certificate of authentication substantially in the form provided for in the Senior Indenture executed by or on behalf of the Trustee by manual signature, and such certificate upon any Medium-Term Note shall be conclusive evidence, and the only evidence, that such Medium-Term Note has been duly authenticated and delivered hereunder and that such Medium-Term Note is entitled to the benefits of the Indenture.  Notwithstanding the foregoing, if any Medium-Term Note shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Medium-Term Note to the Trustee for cancellation as provided in Section 3.09 of the Senior Indenture, for all purposes of the Indenture, such Medium-Term Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefit of the Indenture.

Section 3.03.  Additional Securities; Additional Medium-Term Notes.  For purposes of the Medium-Term Notes, including any sub-series of Medium-Term Notes, issued under the Indenture, Section 3.12 of the Senior Indenture is amended and restated in its entirety and shall read as follows:

Section 3.12.  Additional Securities; Additional Medium-Term Notes.  The Company may, from time to time, without the consent of the Holders of Securities of any series, issue additional Securities in one or more sub-series of the series known as Medium-Term Notes, Series A and issue additional Medium-Term Notes of one or more sub-series of Medium-Term Notes issued under the Indenture, guaranteed by the Guarantor, in each case, whether or not having the same interest rate, Maturity, redemption terms and other terms; provided, however, that such additional Securities must be fungible with any Securities of the series known as Medium-Term Notes, Series A, for U.S. federal income tax purposes or must be issued under a different CUSIP, ISIN and/or Common Code number, as applicable, and that such additional Medium-Term Notes must be fungible with any sub-series of Medium-Term Notes to which they are being added for U.S. federal income tax purposes or must be issued under a different CUSIP, ISIN and/or Common Code number, as applicable.  Any such additional Medium-Term Notes, together with the Medium-Term Notes of the applicable sub-series, will constitute a single sub-series of Medium-Term Notes under this First Supplemental Indenture and all

4

such Medium-Term Notes shall be included in the definition of “Securities” in the Indenture where the context requires.

Section 3.04.  Medium-Term Notes Form a Single Series.  Any Medium-Term Notes issued as part of the series of Securities designated as Medium-Term Notes, Series A, in as many sub-series as may be constituted thereunder, together with any other Medium-Term Notes, will form a part of and constitute a single series of Securities under the Indenture and shall be included in the definition of “Securities” in the Indenture where the context requires.

Section 3.05. Notice of Redemption. For purposes of the Medium-Term Notes, including any sub-series of Medium-Term Notes, issued under the Indenture, Sections 11.02 and 11.03 of the Senior Indenture are amended as follows:

The reference to “60 days prior to the Redemption Date” in Section 11.02 of the Senior Indenture and the reference to “30 days prior to the Redemption Date” in Section 11.03 of the Senior Indenture are each amended and shall read as “5 Business Days prior to the Redemption Date.”

5

For purposes of any notice of redemption delivered under this Section 11.04, the reference to “60 days prior to the Redemption Date” in Section 11.02 of the Senior Indenture and the reference to “30 days prior to the Redemption Date” in Section 11.03 of the Senior Indenture are each amended and shall read as “5 Business Days to the Redemption Date.”

Section 3.06. Optional Redemption Due to Tax Treatment. For purposes of the Medium-Term Notes, including any sub-series of Medium-Term Notes, issued under the Indenture, the first paragraph of Section 11.08 of the Senior Indenture is amended and restated in its entirety and shall read as follows:

Section 11.08. Optional Redemption Due to Tax Treatment.  Unless otherwise provided with respect to any sub-series of Medium-Term Notes, the Company and, if applicable, the Guarantor will have the option to redeem the Medium-Term Notes of any sub-series, as a whole but not in part, on not less than 30 nor more than 60 days’ notice, on the next Interest Payment Date, at a redemption price equal to 100% of the principal amount or, in the case of Original Issue Discount Medium-Term Notes, the accreted face amount thereof, together with accrued interest, if any, or, in the case of any other Medium-Term Notes the Company may issue, at the redemption price specified in such Medium-Term Note (and premium, if any, thereon), in each case, together with accrued but unpaid interest, if any, in respect of such sub-series of Medium-Term Notes to the date fixed for redemption, if, at any time, the Company (or, if applicable, the Guarantor) shall determine that as a result of a change in or amendment to the laws or regulations of the Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or any change in the application or interpretation of such laws or regulations (including a decision of any court or tribunal) which change or amendment becomes effective or applicable on or after a date included in the terms of such Medium-Term Notes pursuant to Section 3.01:

(a) in making payment under the Medium-Term Notes, the Company (or, if applicable, the Guarantor) has or will or would on the next Interest Payment Date become obligated to pay Additional Amounts;

(b) the payment of interest on the next Interest Payment Date in respect of any of the Medium-Term Notes would be treated as “a distribution” within the meaning of Chapter 2 of Part 23 of the Corporation Tax Act 2010 of the United Kingdom (or any statutory modification or re-enactment thereof for the time being); or

(c) on the next Interest Payment Date the Company (or, if applicable, the Guarantor) would not be entitled to claim a deduction in respect of the payment of interest in computing its United Kingdom taxation liabilities (or the value of such deduction to the Company would be materially reduced).

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ARTICLE 4
SURVIVOR’S OPTION

Section 4.01. Survivor’s Option.  Unless otherwise provided with respect to any sub-series of Medium-Term Notes, if the terms of any Medium-Term Note established in accordance with Section 3.01 of the Senior Indenture provide that the representative of a beneficial owner of such Medium-Term Note shall have the option to elect repayment of such Medium-Term Note following the death of the beneficial owner of such Medium-Term Note (a “Survivor’s Option”), so long as such Medium-Term Note was acquired by the beneficial owner of such Medium-Term Note at least six months prior to the date of death, the exercise of the Survivor’s Option shall be subject to the terms of this Article 4; provided, however, that if the terms of any such Medium-Term Note conflicts with any provision of this Article 4, the terms of such Medium-Term Note shall govern.  Pursuant to the valid exercise of the Survivor’s Option, the Company shall repay any Medium-Term Note (or portion thereof) properly tendered for repayment by or on behalf of the person (the “Representative”) that has authority to act on behalf of the deceased beneficial owner of a Medium-Term Note under the laws of the appropriate jurisdiction (including, without limitation, the personal representative or executor of the deceased beneficial owner or surviving joint owner with such deceased beneficial owner) at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in such Medium-Term Note plus accrued and unpaid interest to the date of such repayment (or at a price equal to the amortized face amount for Original Issue Discount Medium-Term Notes on the date of such repayment), subject to any limitations set forth in the terms of the applicable Medium-Term Note with respect to such Survivor’s Option with respect to aggregate exercises of Survivor’s Options in any year or on behalf of any one deceased beneficial owner (each, a “Put Limitation”).  The exercise of a Survivor’s Option for a principal amount of less than $1,000 or that would result in a Medium-Term Note with a principal amount of less than $1,000 will not be permitted, unless, however, the original principal amount of the Medium-Term Note was less than $1,000; provided that in such case, the Survivor’s Option may be exercised but only for the full principal amount of any such Medium-Term Note.  Any Medium-Term Note (or portion thereof) tendered pursuant to a valid exercise of the Survivor’s Option may not be withdrawn.

The death of a person holding a beneficial interest in a Medium-Term Note, (a) with any person as a joint tenant with right of survivorship, or (b) with his or her spouse as tenant by the entirety, tenant in common, as community property or in any other joint ownership arrangement, will be deemed to be the death of the beneficial owner of the Medium-Term Note, and the entire principal amount of the Medium-Term Note so held shall be subject to repayment.  However, the death of a person holding a beneficial interest in a Medium-Term Note as tenant in common with a person other than such deceased holder’s spouse will be deemed to be the death of a beneficial owner only with respect to the deceased person’s interest in the Medium-Term Note, and only the deceased beneficial owner’s percentage interest in the principal amount of the Medium-Term Note will be subject to repayment to the estate of the deceased beneficial owner upon application of the person who has authority to act on behalf of the deceased beneficial owner.

7

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of a Medium-Term Note will be deemed to be the death of the beneficial owner of such Medium-Term Note for purposes of this provision, regardless of whether such beneficial owner was the registered holder of the Medium-Term Note, if such beneficial interest can be established to the satisfaction of the Trustee.  Such beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between spouses.  In addition, the beneficial ownership interest will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in the Medium-Term Note during his or her lifetime.  In such cases the death of the nominee, custodian, trustee, guardian or committee will not be deemed the death of the beneficial owner of the Medium-Term Notes for purposes of the Survivor’s Option.

Tenders of Medium-Term Notes (or portion thereof) pursuant to valid exercises of the Survivor’s Option shall be accepted in the order all such Medium-Term Notes are received by the Trustee, except for any Medium-Term Note (or portion thereof) the acceptance of which would contravene a Put Limitation, if any.  If, as of the end of any calendar year, the aggregate principal amount of Medium-Term Notes (or portions thereof) that have been tendered pursuant to the valid exercise of the Survivor’s Option during such year has exceeded a Put Limitation, if any, any exercise(s) of the Survivor’s Option with respect to Medium-Term Notes (or portions thereof) not accepted during such calendar year because such acceptance would have contravened such Put Limitation, if applied, shall be deemed to be tendered in the following calendar year in the order such Medium-Term Notes (or portions thereof) were originally tendered.  Any Medium-Term Note (or portion thereof) accepted for repayment pursuant to exercise of the Survivor’s Option shall be repaid on the first Interest Payment Date that occurs 20 or more calendar days after the date of acceptance, unless otherwise provided with respect to any Medium-Term Notes.  In the event that a Medium-Term Note (or any portion thereof) tendered for repayment pursuant to a valid exercise of the Survivor’s Option is not accepted, the Trustee shall deliver a notice, by first-class mail to the registered holder thereof at its last known address as indicated in the Senior Debt Security Register, that states the reason such Medium-Term Note (or portion thereof) has not been accepted for payment.

In order for a Survivor’s Option to be validly exercised with respect to any Medium-Term Note (or portion thereof), the Trustee must receive from the Representative of the deceased beneficial owner (i) a written request for repayment signed by the Representative, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or a commercial bank or trust company having an office or correspondent in the United States or medallion guaranteed by a savings bank or credit union; (ii) tender of a Medium-Term Note (or portion thereof) to be repaid; (iii) a certification that (A) the deceased was the beneficial owner of the Medium-Term Note at the time of death and the interest in such Medium-Term Note was acquired by the deceased beneficial holder at least six months prior to the date of such death and, (B) the death of such beneficial owner has occurred and the date of such death and (C) the Representative has authority to act on behalf of the deceased beneficial owner; (iv) if

8

applicable, a properly executed assignment or endorsement; (v) if the interest in such Medium-Term Note is held by a nominee, trustee, custodian or other person in a similar capacity, of the deceased beneficial owner, a certificate satisfactory to the Trustee from such nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership in such Medium-Term Note; (vi) tax waivers and such other instruments or documents that the Trustee requires in order to establish the validity of the beneficial ownership of the Medium-Term Notes and the claimant’s entitlement to payment; and (vii) any additional information the Trustee requires to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the Medium-Term Notes.  Subject to the Company’s right hereunder with respect to any Put Limitation, and provided that the requisite items above are in fact received by the Trustee, the Trustee shall be entitled to fully rely, and shall have no liability in relying, on the information supplied by a broker, the Representative or other entity with respect to the above and/or in processing the exercise of the Survivor’s Option.

For any Medium-Term Note that is a registered Global Security, the Depositary or its nominee shall be the holder of such Medium-Term Note and therefore shall be the only entity that can exercise the Survivor’s Option for such Medium-Term Note.  To obtain repayment pursuant to exercise of the Survivor’s Option with respect to such Medium-Term Note, the Representative must provide to the broker or other entity through which the beneficial interest in such Security is held by the deceased beneficial owner (i) the items described in the preceding paragraph and (ii) instructions to such broker or other entity to notify the Depositary of such Representative’s desire to obtain repayment pursuant to exercise of the Survivor’s Option.  Such broker or other entity shall provide to the Trustee (i) the documents received from the Representative referred to in clause (i) of the preceding sentence and (ii) a certificate satisfactory to the Trustee from such broker or other entity stating that it represents the deceased beneficial owner.  Such broker or other entity shall be responsible for disbursing any payments it receives pursuant to exercise of the Survivor’s Option to the appropriate Representative.

ARTICLE 5
MISCELLANEOUS

Section 5.01.  Effect Of Supplemental Indenture.  Upon the execution and delivery of this First Supplemental Indenture by each of the Company, the Guarantor and the Trustee, and the delivery of the documents referred to in Section 5.02 herein, the Senior Indenture shall be supplemented in accordance herewith, and this First Supplemental Indenture shall form a part of the Senior Indenture for all purposes in respect of any Medium-Term Notes.

Section 5.02.  Other Documents to be Given to the Trustee.  As specified in Section 9.03 of the Senior Indenture and subject to the provisions of Section 6.03 of the Senior Indenture, the Trustee shall be entitled to receive an Officers’ Certificate and an Opinion of Counsel stating the recitals contained in Section 1.02 of the Senior Indenture, and in the case of such Opinion of Counsel, that this First Supplemental Indenture is permitted by the Senior Indenture, conforms to the requirements of the Trust Indenture

9

Act, and (subject to Section 1.03 of the Senior Indenture) valid and binding obligations of the Company and the Guarantor enforceable in accordance with their terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditor’s rights and by general principles of equity as conclusive evidence that this First Supplemental Indenture complies with the applicable provisions of the Senior Indenture.

Section 5.03.  Confirmation Of Indenture.  The Senior Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects ratified and confirmed, and the Senior Indenture, this First Supplemental Indenture and all indentures supplemental thereto shall, in respect of any Medium-Term Notes, be read, taken and construed as one and the same instrument.  This First Supplemental Indenture constitutes an integral part of the Senior Indenture with respect to the Medium-Term Notes.  In the event of a conflict between the terms and conditions of the Senior Indenture and the terms and conditions of this First Supplemental Indenture, the terms and conditions of this First Supplemental Indenture shall prevail with respect to the Medium-Term Notes.

Section 5.04.  Concerning The Trustee.  The Trustee does not make any representations as to the validity or sufficiency of this First Supplemental Indenture.  The recitals and statements herein are deemed to be those of the Company and the Guarantor and not the Trustee.  In entering into this First Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Senior Indenture relating to the conduct of or affecting the liability of or affording protection to the Trustee.

Section 5.05.  Governing Law.  This First Supplemental Indenture, the Medium-Term Notes and the Guarantee shall be governed by and construed in accordance with the laws of the State of New York, except that the authorization and execution by the Company and the Guarantor of this First Supplemental Indenture, the Medium-Term Notes and the Guarantee shall be governed by (in addition to the laws of the State of New York relevant to execution) the respective jurisdictions of the Company, the Guarantor and the Trustee, as the case may be.

Section 5.06.  Separability.  In case any provision contained in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 5.07.  Counterparts.  This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first written above.

LLOYDS TSB BANK PLC, as Issuer

By:	/s/Simon White
	Name:	Simon White
	Title:	Head of Senior Issuance

LLOYDS BANKING GROUP PLC, as Guarantor

By:	/s/ Simon White
	Name:	Simon White
	Title:	Head of Senior Issuance

THE BANK OF NEW YORK MELLON, LONDON BRANCH, as Trustee

By:	/s/ Marco Thuo
	Name:	Marco Thuo
	Title:	Vice President

[Signature Page to First Supplemental Indenture]

EXHIBIT A

FORM OF MEDIUM-TERM NOTES, SERIES A

[FORM OF FACE OF SECURITY]

REGISTERED NOTE No. [FXR] / [FLR]	REGISTERED [Principal Amount] CUSIP:

Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company and any payment is made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.

LLOYDS TSB BANK PLC
MEDIUM-TERM NOTES, SERIES A

Fully and Unconditionally Guaranteed by
LLOYDS BANKING GROUP PLC

[Title of Securities]

ORIGINAL ISSUE DATE:	INITIAL REDEMPTION DATE:	INTEREST RATE:	MATURITY DATE:
INTEREST ACCRUAL DATE:	INITIAL REDEMPTION PERCENTAGE:	INTEREST PAYMENT DATES:	OPTIONAL REPAYMENT DATE:
SPECIFIED CURRENCY:		INTEREST PAYMENT PERIOD:	APPLICABILITY OF MODIFIED PAYMENT UPON ACCELERATION:
IF SPECIFIED CURRENCY OTHER THAN U.S. DOLLARS, OPTION TO ELECT PAYMENT IN U.S. DOLLARS:	REDEMPTION NOTICE PERIOD:	APPLICABILITY OF ANNUAL INTEREST PAYMENTS:	IF YES, STATE ISSUE PRICE:
EXCHANGE RATE AGENT:	OPTIONAL REDEMPTION DATE:	TAX REDEMPTION:	ORIGINAL YIELD TO MATURITY:
BASE RATE:	SPREAD:	SPREAD MULTIPLIER	REPORTING SERVICE:
MINIMUM INTEREST:	MAXIMUM INTEREST:

OTHER PROVISIONS:

Lloyds TSB Bank plc, a public limited company incorporated under the laws of England, (the “Issuer,” which term includes any successor person under the Indenture (as defined on the reverse hereof)), for value received, hereby promises to pay to Cede & Co., or registered assignees, the [principal sum][Payment at Maturity] as provided herein, on the Maturity Date specified above (except to the extent redeemed or repaid prior to maturity) and to pay interest thereon, if provided for on the face of this Note, at the Interest Rate per annum specified above, from and including the Interest Accrual Date specified above until the principal hereof is paid or duly made available for payment weekly, monthly, quarterly, semiannually or annually in arrears as specified above as the Interest Payment Period on each Interest Payment Date (as specified above), commencing on the Interest Payment Date next succeeding the Interest Accrual Date specified above, and at the Maturity Date (or on any redemption or repayment date); provided, however, that if the Interest Accrual Date occurs between a Record Date (as defined below) and the next succeeding Interest Payment Date, interest payments will commence on the second Interest Payment Date succeeding the Interest

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Accrual Date to the registered holder of this Note on the Record Date with respect to such second Interest Payment Date.

Interest on this Note, if any, will accrue from and including the most recent date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the Interest Accrual Date, until, but excluding the date the principal hereof has been paid or duly made available for payment.  The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, subject to certain exceptions described herein, be paid to the holder in whose name this Note is registered on the date which is 15 calendar days prior to such Interest Payment Date (each such date a “Record Date”; provided that if such fifteenth day is not a Business Day, the Record Date will be the next succeeding Business Day).

Payment of the principal amount of (and premium, if any), and any interest on, this Note will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.  Such payment shall be made to the Holder including through a Paying Agent of the Company outside the United Kingdom for collection by the Holder.

As used herein, “Business Day” means any weekday that is not a legal holiday in New York, New York, London, England, or any other place of payment of the note, and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed.

The due and punctual payment by the Issuer of the principal of and interest on, and any additional amounts with respect to, this Note when and as the same shall become due and payable is fully and unconditionally guaranteed by the Guarantor.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture, as defined on the reverse hereof, or be valid or obligatory for any purpose.

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IN WITNESS WHEREOF, the Issuer has caused this Note to be duly executed.

LLOYDS TSB BANK PLC
Dated:	By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Medium-Term Notes referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, as Trustee
Dated:	By:
Authorized Signatory

[FORM OF REVERSE OF SECURITY]

This note (the “Note”) is one of a duly authorized issue of Medium-Term Notes, Series A (the “Medium-Term Notes”) of the Issuer and fully and unconditionally guaranteed by the Guarantor. The Notes are issuable under a Senior Debt Securities Indenture dated as of January 21, 2011 among the Issuer, the Guarantor and The Bank of New York Mellon, as trustee (the “Trustee,” which term includes any successor trustee for the Notes under the Indenture), as supplemented by the First Supplemental Indenture dated as of June 6, 2011 among the Issuer, the Guarantor, and the Trustee (such Senior Debt Securities Indenture supplemented by such First Supplemental Indenture and as may be supplemented or amended from time to time, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities of the Issuer, the Guarantor, the Trustee and holders of the Notes and the terms upon which the Notes are, and are to be, authenticated and delivered.

The Company may, without the consent of the holders of the Notes or any series of Securities issued under the Indenture, issue additional Notes or Medium-Term Notes forming a part of the series known as Medium-Term Notes, Series A, in each case, whether or not having the same interest rate, maturity date, redemption terms and other terms as the Notes or any Medium-Term Notes, provided that, for U.S. federal income tax purposes, such further Notes must be fungible with the Notes, and such further Medium-Term Notes must be fungible with any Medium-Term Notes of the series known as Medium-Term Notes, Series A, or, in each case, must be issued under a different CUSIP, ISIN and/or Common Code number, as applicable.  Any such Notes, together with this Note, will constitute a single sub-series of Medium-Term Notes, Series A under the Indenture and any such Notes together with any Medium-Term Notes, will constitute a single series of Securities under the Indenture.  The Notes will initially be issued in the form of one or more global Notes (each, a “Global Senior Note”).  Except as provided in the Indenture, a Global Senior Note shall not be exchangeable for one or more definitive Senior Notes.

The Medium-Term Notes, Series A will constitute unsecured and unsubordinated obligations of the Company and the Guarantor, as described herein, and will rank pari passu without any preference among themselves.

If an Event of Default with respect to the Medium-Term Notes, Series A shall have occurred and be continuing, the Trustee or the holder or holders of not less than 25% in aggregate principal amount of the Outstanding Medium-Term Notes, Series A may declare the principal amount of, and any accrued interest on, all the Medium-Term Notes, Series A to be due and payable immediately, in the manner, with the effect and subject to the conditions provided in the Indenture.

If an Event of Default with respect to the Medium-Term Notes, Series A shall have occurred and be continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of holders of Medium-Term Notes, Series A by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or in aid of the exercise of any power granted thereon, or to enforce any other proper remedy, including the

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institution of proceedings in England or Scotland (but not elsewhere) for the winding up of the Company or the Guarantor, respectively.

By acceptance of this Note, the holder will be deemed to have waived any right of set-off or counterclaim with respect to such Notes that they might otherwise have against the Company or the Guarantor, whether before or during a winding-up of the Company or the Guarantor.

The Bank of New York Mellon, at its corporate trust office in The City of New York, acts as the paying agent (the “Paying Agent,” which term includes any additional or successor Paying Agent appointed by the Issuer) with respect to the Note.

Interest payments on this Note will include interest accrued to but excluding the Interest Payment Dates or the Maturity Date (or any earlier redemption or repayment date), as the case may be.  Unless otherwise provided on the face hereof, interest payments for this Note will be computed and paid on the basis of a 360-day year of twelve 30-day months.

In the case where the Interest Payment Date or the Maturity Date (or any redemption or repayment date) does not fall on a Business Day, payment of interest, premium, if any, or principal otherwise payable on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date or on the Maturity Date (or any redemption or repayment date), and no interest on such payment shall accrue for the period from and after the Interest Payment Date or the Maturity Date (or any redemption or repayment date) to such next succeeding Business Day; provided that if this Note has a term of not more than one year (from but excluding the Original Issue Date to and including the Maturity Date), such payment shall be made on the immediately preceding Business Day and in no event will an Interest Payment Date or the Maturity Date occur more than one year after the Original Issue Date (excluding the Original Issue Date and including the Interest Payment Date or Maturity Date).

Except to the extent otherwise specified on the face of this Note, all payments on this Note will be made by the Issuer or Guarantor, as the case may be, without deduction or withholding for, or on account of, any and all present and future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of the United Kingdom or any political subdivision or authority thereof or therein having the power to tax (the “Taxing Jurisdiction”), unless such deduction or withholding is required by law.  If deduction or withholding of any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings shall at any time be required by the Taxing Jurisdiction, the Issuer will pay such additional amounts with respect to such payments on this Note (“Additional Amounts”) as may be necessary in order that the net amounts paid to the holder of this Note, after such deduction or withholding, shall equal the amounts that would have been payable in respect of this Note had no such deduction or withholding been required; provided, however, that the foregoing will not apply to any such tax, levy, impost, duty, charge, fee, deduction or withholding that would not have been payable or due but for the fact that:

(i) the holder or the beneficial owner of this Note is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or is physically present in, the Taxing Jurisdiction or otherwise has some connection with the Taxing Jurisdiction other than the

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holding or ownership of this Note, or the collection of any payment of (or in respect of) principal of, premium, if any, or interest, if any, on, this Note;

(ii) except in the case of a winding up of the Issuer in the United Kingdom, this Note is presented (where presentation is required) for payment in the United Kingdom;

(iii) this Note is presented (where presentation is required) for payment more than 30 days after the date payment became due or was provided for, whichever is later, except to the extent that the holder would have been entitled to such Additional Amount on presenting (where presentation is required) the same for payment at the close of such 30 day period;

(iv) the holder or the beneficial owner of this Note or the beneficial owner of any payment on this Note failed to comply with a request of the Issuer, or its liquidator or other authorized person addressed to the holder (x) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (y) to make any declaration or other similar claim to satisfy any requirement, which in the case of (x) or (y), is required or imposed by a statute, treaty, regulation or administrative practice of the Taxing Jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

(v) the withholding or deduction is imposed on a payment to or for the benefit of an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusion of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such directive;

(vi) this Note is presented (where presentation is required) for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting (where presentation is required) this Note to another paying agent in a Member State of the European Union; or

(vii) any combination of clauses (i) through (vi) above;

nor shall Additional Amounts be paid with respect to the principal of, or any payments on, or in respect of, this Note to any holder who is a fiduciary or partnership or settlor with respect to such fiduciary or a member of such partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of any Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such Additional Amounts, had it been the holder.

References herein to the payment of the principal of or any payments on, or in respect of, this Note shall be deemed to include mention of the payment of Additional Amounts provided for in the foregoing paragraph to the extent that, in such context, Additional Amounts are, were or would be payable under the foregoing provisions.

Except to the extent otherwise specified ~~o~~n the face of this Note, this Note is redeemable, as a whole but not in part, at the option of the Issuer or the Guarantor, on not less than 30 nor more than 60 days’ notice to the holders of this Note at any time before Maturity, at a redemption price equal to 100% of the principal amount or, if this Note is an Original Issue Discount Security, the accreted face amount thereof, or at a redemption price set forth on the face of this Note, in each case, together with accrued but unpaid interest to the date fixed for redemption, if, at any time, the Issuer or the Guarantor, as the case may be, shall determine that as a result of a change in or amendment to the laws or regulations of the Taxing Jurisdiction (including any treaty to which such Taxing Jurisdiction is a party), or any change in the official application or interpretation of such laws or regulations (including a decision of any court or tribunal) which change or amendment becomes effective on or after the date on which the pricing terms relating to such Notes are established:

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(a) in making any payment on such Note, it has or will or would on the next payment date become obligated to pay Additional Amounts;

(b) the payment of interest on the next Interest Payment Date in respect of this Note would be treated as a “distribution” within the meaning of Chapter 2 of Part 23 of the Corporation Tax Act 2010 of the United Kingdom (or any statutory modification or re enactment thereof for the time being); or

(c) on the next Interest Payment Date the Issuer (or, if applicable, the Guarantor) would not be entitled to claim a deduction in respect of such payment of interest in computing its United Kingdom taxation liabilities (or the value of such deduction to the Issuer (or, if applicable, the Guarantor) would be materially reduced).

If the Issuer or the Guarantor elects to redeem this Note, such Note will cease to accrue interest, if any, from the date of redemption, provided the redemption price has been paid in accordance with the Indenture.

Upon payment of (i) the amount of principal so declared due and payable and (ii) accrued and unpaid interest, if any (or, if the relevant Notes are Original Issue Discount Securities, the accreted face amount thereof), all of the Issuer’s (or, if applicable, the Guarantor’s) obligations in respect of the payment of the principal of, and accrued and unpaid interest, if any, on, this Note shall terminate.

If so indicated on the face hereof, this Note may be redeemed in whole or in part at the option of the Issuer on or after the Initial Redemption Date specified on the face hereof on the terms set forth on the face hereof, together with interest accrued and unpaid hereon to the date of redemption.  Notice of redemption shall be mailed to the registered holders of the Note designated for redemption at their addresses as the same shall appear on the Note register not less than 30 nor more than 60 days prior to the date fixed for redemption or within the Redemption Notice Period specified on the face hereof, subject to all the conditions and provisions of the Indenture.  In the event of redemption of this Note in part only, a new Note or Notes for the amount of the unredeemed portion hereof shall be issued in the name of the holder hereof upon the cancellation hereof.

If so indicated on the face of this Note, this Note will be subject to repayment at the option of the holder on the Optional Repayment Date or Dates specified on the face hereof on the terms set forth herein.  On any Optional Repayment Date, this Note will be repayable in whole or in part in the authorized minimum denominations specified on the face of this Note, and if not specified thereon, in increments of $1,000 or, if this Note is denominated in a Specified Currency other than U.S. dollars, in increments of 1,000 units of such Specified Currency (provided that any remaining principal amount hereof shall not be less than the minimum authorized denomination hereof) at the option of the holder hereof in the authorized minimum denominations specified on the face of this Note, and if not specified thereon, a price equal to 100% of the principal amount to be repaid, together with interest accrued and unpaid hereon to the date of repayment.  For this Note to be repaid at the option of the holder hereof, the Paying Agent must receive at its corporate trust office in the Borough of Manhattan, The City of New York, at least 15 but not more than 30

4

days prior to the date of repayment, (i) this Note with the form entitled “Option to Elect Repayment” below duly completed or (ii) facsimile transmission or a letter from a member of a national securities exchange or the Financial Industry Regulatory Authority or a commercial bank or a trust company in the United States setting forth the name of the holder of this Note, the principal amount hereof, the CUSIP number and certificate number of this Note or a description of this Note’s tenor and terms, the principal amount hereof to be repaid, a statement that the option to elect repayment is being exercised thereby and a guarantee that this Note, together with the form entitled “Option to Elect Repayment” duly completed, will be received by the Paying Agent not later than the fifth Business Day after the date of such facsimile transmission or letter; provided, that such facsimile transmission or letter shall only be effective if this Note and form duly completed are received by the Paying Agent by such fifth Business Day.  Exercise of such repayment option by the holder hereof shall be irrevocable.  In the event of repayment of this Note in part only, a new Note or Notes for the amount of the unpaid portion hereof shall be issued in the name of the holder hereof upon the cancellation hereof.

In case this Note shall at any time become mutilated, defaced or be destroyed, lost or stolen and this Note or evidence of the loss, theft or destruction thereof (together with the indemnity hereinafter referred to and such other documents or proof as may be required in the premises) shall be delivered to the Trustee, the Issuer may execute (and the Guarantee shall be endorsed thereon by the Guarantor) and the Trustee shall authenticate and deliver in exchange therefor a new Note of the same sub-series containing identical terms and provisions and of like amount, and bearing a number not contemporaneously outstanding, and, if this Note is destroyed, lost or stolen, only upon receipt of evidence satisfactory to the Trustee, the Issuer and the Guarantor that this Note was destroyed or lost or stolen and, if required, upon receipt also of indemnity satisfactory to each of them.  All expenses and reasonable charges associated with procuring such indemnity and with the preparation, authentication and delivery of a new Note shall be borne by the owner of the Note mutilated, defaced, destroyed, lost or stolen.

So long as this Note shall be outstanding, each of the Issuer and the Guarantor will cause to be maintained an office or agency for the payment of the principal of and premium, if any, and interest on this Note as herein provided in the Borough of Manhattan, The City of New York, and an office or agency in said Borough of Manhattan for the registration, transfer and exchange as aforesaid of the Notes.  The Issuer or the Guarantor may designate other agencies for the payment of said principal, premium and interest at such place or places (subject to applicable laws and regulations) as the Issuer or the Guarantor may decide.  So long as there shall be such an agency, the Issuer and the Guarantor shall keep the Paying Agent advised of the names and locations of such agencies, if any are so designated.

As set forth in, and subject to, the provisions of the Indenture, no holder of any Medium-Term Notes will have the right to institute any proceeding with respect to the Indenture, this Note or any remedy thereunder; provided, however, that such limitations do not apply to a suit instituted by the holder hereof for the enforcement of payment of the principal or interest as and when the same shall have become due and payable in accordance with the terms hereof and the Indenture.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the right of the holder of this Note, which is absolute and unconditional, to

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receive payment of the principal of (and premium, if any), and interest on, this Note when due and payable in accordance with the provisions of this Note and the Indenture.

Prior to due presentment of this Note for registration of transfer, the Issuer, the Trustee, the Paying Agent and the Guarantor and any agent of the Issuer, the Trustee, the Paying Agent or the Guarantor may treat the holder in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Issuer, the Trustee, the Paying Agent, the Guarantor or any such agent shall be affected by notice to the contrary.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the Guarantor and the rights of the holders of the  Securities of each series to be affected thereby by the Company and the Trustee with the consent of the holders of not less than a majority in principal amount of the  Securities at the time outstanding of each such series.  The Indenture also contains provisions permitting the holders of a majority in aggregate principal amount of the outstanding  Securities of each series, on behalf of the holders of all  Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the holder of this Note shall be conclusive and binding upon such holder and upon all future holders of this Note and of any Note issued in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No recourse shall be had for the payment of the principal of, premium, if any, or the interest on this Note, for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Issuer or of the Guarantor or of any successor corporation to the Issuer or Guarantor, either directly or through the Issuer or the Guarantor, as the case may be, or any such successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

This Note will be governed by the laws of the State of New York.

Unless otherwise defined herein, all terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

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ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	-	as tenants in common
TEN ENT	-	as tenants by the entireties
JT TEN	-	as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT B_______________________ Custodian ___________________________
(Minor)                                                       (Cust)
Under Uniform Gifts to Minors Act ____________________________________________
(State)

Additional abbreviations may also be used though not in the above list.

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

________________________________________
[PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing such person attorney to transfer such note on the books of the Issuer, with full power of substitution in the premises.

Dated:__________________

NOTICE:	The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.

OPTION TO ELECT REPAYMENT

The undersigned hereby irrevocably requests and instructs the Issuer to repay the within Note (or portion thereof specified below) pursuant to its terms at a price equal to the principal amount thereof, together with interest to the Optional Repayment Date, to the undersigned at

(Please print or typewrite name and address of the undersigned)
If less than the entire principal amount of the within Note is to be repaid, specify the portion thereof which the holder elects to have repaid:   ; and specify the denomination or denominations (which shall not be less than the minimum authorized denomination) of the Notes to be issued to the holder for the portion of the within Note not being repaid (in the absence of any such specification, one such Note will be issued for the portion not being repaid): ________.

Dated:  ________________________

NOTICE: The signature on this Option to Elect Repayment must correspond with the name as written upon the face of the within instrument in every particular without alteration or enlargement.

EXHIBIT B

GUARANTEE OF LLOYDS BANKING GROUP PLC

LLOYDS BANKING GROUP plc, a public limited company incorporated under the laws of Scotland, United Kingdom with its headquarters in London (the “Guarantor,” which term includes any successor guarantor under the Indenture) HEREBY UNCONDITIONALLY GUARANTEES (the “Guarantee”) to each holder of this Note the due and punctual payment of the principal of, any premium and interest on, and any Additional Amounts with respect to this Note and the due and punctual payment of the sinking fund payments (if any) provided for pursuant to the terms of this Note, when and as the same shall become due and payable, whether at maturity, by acceleration, redemption, repayment or otherwise, in accordance with the terms of this Note and of the Indenture.  In case of the failure of the Issuer punctually to pay any such principal, premium, interest, Additional Amounts or sinking fund payment, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise, and as if such payment were made by the Issuer in accordance with the terms of this Note and of the Indenture.

All terms used in this Note which are defined in the Indenture and not otherwise defined herein shall have the meanings assigned to them in the Indenture.

IN WITNESS WHEREOF, the Guarantor has caused this guarantee to be duly executed.

LLOYDS BANKING GROUP PLC

Dated:	By:
Name:
Title: